MANAGEMENT’S REPORT

In management’s opinion, the accompanying consolidated financial statements of Harvest Operations Corp. (the “Company”) have been prepared within reasonable limits of materiality and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to February 23, 2017. Management is responsible for the consistency, therewith, of all other financial and operating data presented in Management’s Discussion and Analysis for the year ended December 31, 2016.

To meet our responsibility for reliable and accurate financial statements, management has developed and maintains internal controls, which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

Under the supervision of our President and Chief Executive Officer and our Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We have concluded that as of December 31, 2016, our internal controls over financial reporting were effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The consolidated financial statements have been examined by our auditors, KPMG LLP. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements prepared in accordance with IFRS as issued by the IASB. The Auditors’ Report outlines the scope of their examination and sets forth their opinion on our consolidated financial statements.

The Board of Directors is responsible for approving the consolidated financial statements. The Board fulfills its responsibilities related to financial reporting mainly through the Audit Committee. The Audit Committee consists exclusively of independent directors, including at least one director with financial expertise. The Audit Committee meets regularly with management and the external auditors to discuss reporting and governance issues and ensures each party is discharging its responsibilities. The Audit Committee has reviewed these financial statements with management and the auditors and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Company.

(Signed)	(Signed)

Jeff Tooth	Sungki Lee
President & Chief Executive Officer	Chief Financial Officer

Calgary, Alberta
February 23, 2017

KPMG LLP
205 5th Avenue SW
Suite 3100
Calgary AB
T2P 4B9
Telephone (403) 691-8000
Fax (403) 691-8008
www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF
REGISTERED ACCOUNTING FIRM

To the Shareholder and Directors of Harvest Operations Corp.

We have audited the accompanying consolidated financial statements of Harvest Operations Corp., which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015, the consolidated statements of comprehensive loss, changes in shareholder’s equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 2016, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Harvest Operations Corp. as at December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants

February 23, 2017
Calgary, Canada

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		December 31, 2016	December 31, 2015
(millions of Canadian dollars)	Notes
Assets
Current assets
Accounts receivable	16	$44.3	$57.9
Prepaid expenses and other		7.0	11.6
Derivative contracts	16	1.1	—
		52.4	69.5
Non-current assets
Deferred income tax asset	19	711.5	711.5
Exploration and evaluation assets	10	14.1	33.0
Property, plant and equipment	9	2,388.9	2,845.6
Investments in joint ventures	12	107.7	119.5
Goodwill	11	100.3	149.0
		3,322.5	3,858.6
Total assets		$3,374.9	$3,928.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	16	$131.0	$166.8
Taxes payable	19	3.7	3.7
Current portion of provisions	17	16.0	45.7
Credit facility	13, 16	892.6	923.8
Current portion of long-term debt	14, 16	379.7	—
		1,423.0	1,140.0
Non-current liabilities
Long-term debt	14, 16	1,106.8	1,554.6
Related party loans	16, 25	—	629.9
Long-term liability	16, 18	66.0	67.7
Non-current provisions	17	675.1	811.2
		1,847.9	3,063.4
Total liabilities		$3,270.9	$4,203.4
Shareholder's equity (deficiency)
Shareholder's capital	25	4,593.3	3,860.8
Contributed surplus	15, 25	5.5	10.5
Deficit		(4,494.8)	(4,146.6)
Total shareholder's equity (deficiency)		104.0	(275.3)

Total liabilities and shareholder's equity (deficiency)		$3,374.9	$3,928.1

Commitments [Note 26]
Subsequent Events [Note 9 and 13]

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		For the Years Ended December 31
(millions of Canadian dollars)	Notes	2016	2015	2014

Petroleum and natural gas sales		$322.3	$510.3	$1,046.0
Royalties		(35.0)	(48.7)	(149.7)
Revenues		287.3	461.6	896.3

Expenses
Operating	20	166.6	265.6	330.5
Transportation and marketing		11.0	5.2	17.5
General and administrative	20	53.3	60.8	64.8
Depletion, depreciation and amortization	9	289.7	418.6	435.2
Exploration and evaluation	10	19.9	27.5	10.2
Loss from joint ventures	12	43.8	97.3	4.7
Losses (gains) on disposition of assets	9	(35.2)	1.7	(47.5)
Finance costs	21	145.4	138.1	95.3
Derivative contract losses	16	5.2	5.2	2.1
Foreign exchange loss (gain)	22	(39.9)	310.5	126.4
Gain on senior notes exchange	14	(36.0)	—	—
Loss on onerous contract	17	10.7	—	—
Impairment, net of reversals	9, 11	1.0	1,256.3	267.6
Loss from continuing operations before income tax		(348.2)	(2,125.2)	(410.5)
Current income tax expense	19	—	5.1	—
Deferred income tax recovery	19	—	(336.9)	(324.9)
Net loss from continuing operations		(348.2)	(1,793.4)	(85.6)

Net loss from discontinued operations	8	—	(15.5)	(354.6)
Net loss		$(348.2)	$(1,808.9)	$(440.2)

Other comprehensive loss ("OCL")
Items that may be reclassified to net income
Gain (loss) on designated cash flow hedges, net of tax	16, 24	—	(1.4)	1.3
Losses on foreign currency translation		—	—	(9.9)
Reclassification of cumulative foreign currency translation on disposal of subsidiary	24	—	—	44.1
Items that will not be reclassified to net income
Actuarial losses, net of tax	24	—	—	(5.7)
Comprehensive loss		$(348.2)	$(1,810.3)	$(410.4)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (DEFICIENCY)

					Accumulated
					Other
					Comprehensive	Total
		Shareholder’s	Contributed		Income (Loss)	Shareholder’s
(millions of Canadian dollars)	Notes	Capital	Surplus	Deficit	("AOCI")	Equity
Balance at December 31, 2013		$3,860.8	$4.3	$(1,893.2)	$(32.7)	$1,939.2
Gains on derivatives designated as cash flow hedges, net of tax	24	—	—	—	1.3	1.3
Losses on foreign currency translation	24	—	—	—	(9.9)	(9.9)
Reclassification of cumulative foreign currency translation losses on disposal of subsidiary	24	—	—	—	44.1	44.1
Actuarial losses, net of tax	24	—	—	—	(5.7)	(5.7)
Shareholder loan	25	—	6.0	—	—	6.0
Transfer of cumulative actuarial losses to deficit	24	—	—	(4.3)	4.3	—
Net loss		—	—	(440.2)	—	(440.2)
Balance at December 31, 2014		$3,860.8	$10.3	$(2,337.7)	$1.4	$1,534.8
Gains on derivatives designated as cash flow hedges, net of tax	24	—	—	—	(1.4)	(1.4)
Net loss		—	—	(1,808.9)	—	(1,808.9)
Shareholder loan	25	—	0.2	—	—	0.2
Net income						—
Balance at December 31, 2015		$3,860.8	$10.5	$(4,146.6)	$—	$(275.3)
Net loss		—	—	(348.2)	—	(348.2)
Shareholder cash contribution	25	—	5.3	—	—	5.3
Shareholder loan	25	732.5	(10.3)	—	—	722.2
Balance at December 31, 2016		$4,593.3	$5.5	$(4,494.8)	$—	$104.0

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31
(millions of Canadian dollars)	Notes	2016	2015	2014
Cash provided by (used in)
Operating Activities
Net loss		$(348.2)	$(1,808.9)	$(440.2)
Items not requiring cash
Loss from joint ventures	12	43.8	97.3	4.7
Depletion, depreciation and amortization	9	289.7	418.6	448.0
Non-cash finance costs	17, 21	53.0	54.7	27.1
Unrealized losses on derivative contracts	16	3.6	0.8	0.7
Unrealized loss (gain) on foreign exchange	22	(23.8)	308.3	103.3
Non-cash exploration and evaluation costs	10	19.9	27.5	9.4
Losses (gains) on disposition of assets	9	(35.2)	1.7	(47.7)
Gain on senior notes exchange	14	(36.0)	—	—
Deferred income tax recovery	19	—	(336.9)	(232.8)
Loss on onerous contract	17	10.7	—
Impairment, net of reversals	9	1.0	1,256.3	446.9
Loss on disposition of Downstream subsidiary	8	—	15.5	56.6
Other non-cash items		6.9	11.5	8.7
Settlement of decommissioning and environmental remediation liabilities	17	(6.5)	(15.6)	(14.0)
Change in non-cash working capital	23	(12.2)	(66.2)	112.2
Cash from (used in) operating activities		$(33.3)	$(35.4)	$482.9

Financing Activities
Credit facility (repayment) borrowings, net	13	(42.1)	304.4	(169.4)
Repayment of promissory note		—	—	(12.3)
Borrowings from related party loans	25	65.3	148.5	120.0
Senior notes exchange costs	14	(5.2)	—	—
Capital contribution	25	5.3	—	—
Cash from (used in) financing activities		$23.3	$452.9	$(61.7)

Investing Activities
Additions to property, plant and equipment	9	(19.9)	(229.7)	(695.9)
Additions to exploration and evaluation assets	10	(1.0)	(1.2)	(22.3)
Property dispositions, net	9	74.3	41.2	237.4
Corporate acquisition, net of cash acquired	7	—	(34.9)	—
Investment in joint ventures	12	(47.4)	(93.0)	(26.7)
Distributions received from joint ventures	12	16.7	9.6	2.3
Net cash inflow from disposition of Downstream subsidiary	8	—	—	37.9
Change in non-cash working capital	23	(12.7)	(109.5)	47.1
Cash from (used) in investing activities		$10.0	$(417.5)	$(420.2)

Change in cash		—	—	1.0
Effect of exchange rate changes on cash		—	—	(1.0)
Cash, at beginning of the period		—	—	—
Cash, at end of the period		$—	$—	$—

Interest paid		$92.4	$75.5	$82.1

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2016, 2015 and 2014
(Tabular amounts in millions of Canadian dollars unless otherwise indicated)

1.	Nature of Operations and Structure of the Company

Harvest Operations Corp. (“Harvest”, “HOC” or the “Company”) is an energy company in the business of the exploration, development, and production of crude oil, bitumen, natural gas and natural gas liquids in western Canada. Harvest has two reportable segments, Conventional and Oil Sands. For further information regarding these reportable segments, see note 6.

Harvest is a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”). The Company is incorporated and domiciled in Canada. Harvest’s principal place of business is located at 1500, 700 – 2nd Street SW, Calgary, Alberta, Canada T2P 2W1.

2.	Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were approved and authorized for issue by the Board of Directors on February 23, 2017.

On November 13, 2014, Harvest completed the sale of its wholly-owned subsidiary North Atlantic Refining Limited (“North Atlantic” or “Downstream”). Results of Downstream have been presented as discontinued operations and the comparative consolidated statements of comprehensive loss have been adjusted to show the discontinued operation separately from continuing operations (also see note 8 – Discontinued Operations).

Basis of Measurement
The consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments, which are measured at fair value.

Functional and Presentation Currency

In these consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, which is the Company’s functional currency. All references to US$ are to United States dollars.

3.	Changes in Accounting Policy

(a)	New and amended accounting standards adopted

There were no new or amended accounting standards or interpretations that had a significant impact on the consolidated financial statements during the year ended December 31, 2016.

(b)	New standards and interpretation issued but not yet adopted

We have considered the accounting standards that will be issued in the future that may have a material impact on the financial statements which are outlined below.

On May 28, 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers”, which specifies how and when to recognize revenue as well as requiring entities to provide users of financial statements with more disclosure. In April 2016, the IASB issued its final amendments that provide new examples and clarification on how the principles should be applied. The standard supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts”, and related interpretations. IFRS 15 will be effective for annual periods beginning January 1, 2018. Application of the standard is mandatory and early adoption is permitted. Harvest is currently evaluating the impact of adopting IFRS 15 on its consolidated financial statements.

On July 24, 2014, the IASB issued IFRS 9 “Financial Instruments” to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting. No changes were introduced for the classification and measurement of financial liabilities, except for the recognition of changes in own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss. IFRS 9 is effective for years beginning on or after January 1, 2018. Harvest is currently evaluating the impact of adopting IFRS 9 on its consolidated financial statements.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In January 2016, the IASB issued IFRS 16 “Leases” to replace IAS 17 “Leases”. IFRS 16 requires lessees to recognize most leases on the statement of financial position using a single recognition and measurement model. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if the entity is also applying IFRS 15. IFRS 16 will be applied by Harvest on January 1, 2019. Harvest is currently evaluating the impact on its consolidated financial statements.

4.	Significant Accounting Policies

	(a)	Consolidation

These consolidated financial statements include the accounts of Harvest and its subsidiaries. All inter-entity transactions and balances have been eliminated upon consolidation. Subsidiaries are fully consolidated from the date of acquisition, being the date on which Harvest obtains control, and continue to be consolidated until the date that such control ceases. Control is achieved when Harvest is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, Harvest controls its subsidiaries as the Company has all of the following via its 100% ownership:

•	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee)
•	Exposure, or rights, to variable returns from its involvement with the investee
•	The ability to use its power over the investee to affect its returns

The financial statements of the subsidiaries are prepared for the same reporting period as Harvest, using consistent accounting policies. The consolidated financial statements of the Company include the following material subsidiaries:

Subsidiary	Principal activities	Country of	% Equity
		incorporation	interest
Harvest Breeze Trust No. 1	Oil exploration and production	Canada	100
Harvest Breeze Trust No. 2	Oil exploration and production	Canada	100
Breeze Resources Partnership	Oil exploration and production	Canada	100
Hay River Partnership	Oil exploration and production	Canada	100
North Atlantic Refining Limited(1)	Petroleum refining and marketing	Canada	100

(1)	Sold on November 13, 2014 (see note 8 – Discontinued Operations)

(b)	Interests in Joint Arrangements

A joint arrangement is an arrangement in which two or more parties have joint control established by a contractual agreement. Joint control requires unanimous consent for decisions regarding the relevant activities of the arrangement. A joint arrangement is either a joint operation, whereby the parties have rights to the assets and obligations for the liabilities, or a joint venture, whereby the parties have rights to the net assets.

Interests in joint operations are recognized in the consolidated financial statements by including Harvest’s share of assets, liabilities, revenues and expenses of the arrangement.

Interests in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, interests in joint ventures are initially recognized at cost, with the carrying value subsequently increased or decreased to reflect the Company’s proportionate share of the profit or loss of the investee after the date of acquisition. Distributions received from an investee reduce the carrying value of the Company’s investment. When necessary, adjustments are made to investee financial statements to align accounting policies of investees with those applied by the Company in its consolidated financial statements.

The carrying values of Harvest’s equity accounted investments are reviewed at each reporting date to determine whether any indicators of impairment are present. If an indicator of impairment is identified, the recoverable amount of the investment is estimated. If the carrying value of the investment exceeds the estimated recoverable amount, an impairment charge is recognized.

Unrealized gains resulting from transactions with joint ventures are eliminated, to the extent of the Company’s interest in the joint venture. For sales of products or services from the Company to its joint ventures, unrealized gains are eliminated against the carrying value of the investment.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(c)	Revenue Recognition

Revenues associated with the sale of crude oil, natural gas, natural gas liquids and refined products are recognized when significant risk and rewards of ownership have been transferred, which is considered to occur when title passes to customers and payment has either been received or collection is reasonably certain. Revenues for retail services related to Downstream operations were recorded when the services were provided. Revenues are measured at the fair value of the consideration received or receivable.

(d)	Property, Plant, and Equipment (“PP&E”) and Exploration and Evaluation (“E&E”) Assets

(i)	Conventional and Oil sands

Exploration and evaluation expenditures

Prior to acquiring the legal rights to explore an area, all costs are charged directly to the statement of comprehensive loss as E&E expense.

Once the legal rights to explore are acquired, all costs directly associated with the E&E are capitalized. E&E costs are those expenditures incurred for identifying, exploring and evaluating new pools including acquisition of land and mineral leases, geological and geophysical costs, decommissioning costs, E&E drilling, sampling, appraisals and directly attributable general and administrative costs. All such costs are subject to technical, commercial and management review to confirm the continued intent to develop. When this is no longer the case, the costs are impaired. When technical feasibility and commercial viability are established, the relevant expenditure is transferred to PP&E after impairment is assessed and any resulting impairment loss is recognized. If no potentially commercial petroleum is discovered from exploration drilling, the relating E&E assets are impaired.

E&E assets are not amortized but are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, E&E assets are allocated to cash generating units (“CGUs”). The impairment of E&E assets, and any eventual reversal thereof, is recognized as E&E expense in the statement of comprehensive loss.

Development costs

The Conventional and Oil Sands PP&E generally represent costs incurred in acquiring and developing proved and/or probable reserves, and bringing in or enhancing production from such reserves. Development costs include the initial purchase price and directly attributable costs relating to land and mineral leases, geological and seismic studies, property acquisitions, development drilling, construction of gathering systems and infrastructure facilities, decommissioning costs, transfers from E&E assets, and for qualifying assets, borrowing costs. These costs are accumulated on a field or an area basis (major components).

Major capital maintenance projects such as well work-overs, major overhauls and turnarounds are capitalized but general maintenance and repair costs are charged against income. The costs of the day-to-day servicing of PP&E are recognized in net income as incurred.

PP&E are stated at historical cost, less accumulated depreciation, depletion, amortization and impairment losses.

For exchanges that involve only unproven properties, the exchange is accounted for at cost. Exchanges of development and production assets are measured at fair value unless the exchange transaction lacks commercial substance or if neither the fair value of the assets given up nor the assets received can be reliably estimated. Any gains or losses on de-recognition of the asset given up is included in net income.

Depletion, Depreciation and Amortization

Costs incurred related to developed oil and gas properties are depleted using the unit-of-production basis over the proved developed reserves. Cost related to undeveloped oil and gas properties are not immediately included in the depletable pool of developed assets but are transferred to the depletable pool as the reserves are developed through drilling activities.

Certain major components within PP&E such as capitalized maintenance and replacement parts are amortized on a straight-line basis over their respective useful lives, which in general is around four years. Costs of major development projects under construction are excluded from the costs subject to depletion until they are available for use.

Corporate and administrative assets are depreciated on a straight-line basis over the individual assets’ useful lives.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Harvest reviews its PP&E’s residual values, useful lives and methods of depreciation at each reporting period and adjust prospectively, if appropriate.

(ii)	Downstream

PP&E related to the refining assets were recorded at cost. General maintenance and repair costs were expensed as incurred. Major replacements and capital maintenance projects such as turnaround costs were capitalized. Improvements that increase or prolong the service life or capacity of an asset were capitalized.

Depreciation

When significant parts of an item of PP&E have different useful lives, they were accounted for as separate items (major components). Depreciation of recorded cost less the residual value was provided on a straight-line basis over the estimated useful life of the major components as set out below.

Asset	Period
Refining and production plant:
Processing equipment	5 – 35 years
Structures	15 – 20 years
Catalysts and turnarounds	2 – 8 years
Tugs	25 years
Buildings	10 – 20 years
Vehicles	2 – 7 years
Office and computer equipment	3 – 5 years

(iii)	Disposal of assets

An item of PP&E and any significant part initially recognized is derecognized upon disposal or abandonment. Gains and losses on disposal are determined by comparing the proceeds from disposal with the carrying amount of the item of PP&E and are recognized in the period of disposal.

(iv)	Impairment of Property, Plant and Equipment and Exploration and Evaluation Assets

Harvest assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, Harvest estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s fair value less costs to dispose (“FVLCD”) and its value-in -use (“VIU”). The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In such case, an impairment test is performed at the CGUs level. A CGU is a group of assets that Harvest aggregates based on their ability to generate largely independent cash flows.

Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. To determine VIU, the Company estimates the present value of the future net cash flows expected to derive from the continued use of the asset or CGU without consideration for potential enhancement or improvement of the underlying asset’s performance. Discount rates that reflect the market assessments of the time value of money and the risks specific to the asset or CGU are used. In determining FVLCD, discounted cash flows, future developments, and recent market transactions are taken into account, if available. These calculations are corroborated by valuation multiples or other available fair value indicators. Inputs are those that an independent market participant would consider appropriate.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the previously recognized impairment loss is reversed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. Such reversal is recognized in the consolidated statements of comprehensive loss.

(e)	Capitalized Interest

Interest on major development projects is capitalized until the project is complete, ready for its intended use, or if development is suspended using the weighted-average interest rate on Harvest’s general borrowings. In situations where Harvest borrows funds specifically to acquire a qualifying asset or project, interests on these funds are also capitalized. Capitalized interest is limited to the actual interest incurred.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(f)	Assets Held for Sale and Discontinued Operations

Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met when the sale is highly probable and the asset is available for immediate sale in its present condition.

Non-current assets and disposal groups are classified and presented as discontinued operations if the assets or disposal groups are disposed of or classified as held for sale and:

•	the assets or disposal groups are a major line of business or geographical area of operations;
•	the assets or disposal groups are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
•	the assets or disposal groups are a subsidiary acquired solely for the purpose of resale.

The assets or disposal groups that meet these criteria are measured at the lower of the carrying amount and FVLCD, with impairments recognized in the consolidated statement of comprehensive loss. Non-current assets held for sale are presented in current assets and liabilities within the consolidated statement of financial positions. Assets held for sale are not depreciated, depleted or amortized. Comparative period consolidated statements of financial positions are not restated.

The results of discontinued operations are shown separately in the consolidated statements of comprehensive loss, and comparative figures are restated.

(g)	Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition including any contingent consideration is measured as the aggregate of the consideration transferred at acquisition date fair value. The acquired identifiable net assets are measured at their fair value at the date of acquisition. Any excess of the consideration transferred over the fair value of the net assets acquired is recognized as goodwill. Any deficiency of the consideration transferred below the fair value of the net assets acquired is recorded as a gain in net income. Associated transaction costs are expensed when incurred. Any contingent consideration to be transferred to the vendor is recognized at fair value at the acquisition date. Contingent consideration classified as a financial asset or liability is measured at fair value, with changes in fair value recorded in net income.

Those petroleum reserves and resources that are able to be reliably valued are recognized in the assessment of fair values on acquisition. The fair value of oil and natural gas interests is estimated with reference to the discounted cash flows expected to be derived from oil and natural gas production based on reserve estimates. The risk- adjusted discount rate is specific to the asset with reference to general market conditions.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the operating segment that is expected to benefit from the combination. Goodwill is carried at cost less impairment and is not amortized.

Goodwill is assessed for impairment annually at year-end or more frequently if events occur that indicate possible impairment. The recoverable amount is determined by calculating the recoverable amount of the group of CGUs that goodwill has been allocated to. The excess of the carrying value of goodwill over the recoverable amount is then recognized as impairment and charged to net income in the period in which it occurs. An impairment loss in respect of goodwill is not reversed.

Where goodwill forms part of a CGU and part of the operation in that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in these circumstances is measured based on the relative values of the disposed operation and the portion of the CGU retained, unless the Company determines there is a better method of allocating the goodwill on disposition.

(h)	Provisions

	(i)	General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expenses relating to provisions are generally presented in the consolidated statements of comprehensive loss net of any reimbursement except for decommissioning liabilities. If the effect of the time value of money is material, provisions are discounted using a current discount rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Decommissioning Liabilities

Harvest recognizes the present value of decommissioning liabilities as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and normal use of the assets. Harvest uses a risk-free rate to estimate the present value of the expenditure required to settle the present obligation at the reporting date. The associated decommissioning costs are capitalized as part of the carrying amount of the related asset and the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas changes in the estimated future cash flows are capitalized. Actual costs incurred upon settlement of the decommissioning obligation are charged against the decommissioning liabilities.

(iii)	Environmental Remediation Liabilities

Environmental expenditures related to an existing condition caused by past operations are expensed. Environmental liabilities are recognized when a clean-up is probable and the associated costs can be reliably estimated. The amount recognized is the best estimate of the expenditure required. When the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure using a risk-free rate.

(iv)	Contingencies

A contingency is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will likely not result in an economic outflow. Contingent assets are only disclosed when the inflow of economic benefits is probable.

(i)	Income Taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in net income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax liabilities and assets are generally not recognized for temporary differences arising on:

•	investments in subsidiaries and associates and interests in joint ventures;
•	the initial recognition of goodwill; or
•	the initial recognition of an asset or liability in a transaction which is not a business combination.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, and Harvest intends to settle current tax liabilities and assets on a net basis.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any unused tax losses, to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets, both recognized and unrecognized are reviewed at each reporting date and are adjusted to the extent that it is probable that the related tax benefit will be realized.

(j)	Post-Employment Benefits

Prior to its disposal, Harvest’s Downstream operations maintained a defined benefit pension plan and a defined benefit health care plan, which cover the majority of its employees and their surviving spouses.

The cost of providing the defined pension benefits and other post-retirement and benefits was actuarially determined by an independent actuary using the projected unit credit method reflecting management’s best estimates of discount rates, rate of compensation increase, retirement ages of employees, and expected health care costs. The benefit plan expenses included the current service costs and the net interest expense on the net obligation. Net interest expense was calculated by applying the discount rate to the net defined benefit asset or liability. Prior to the disposal, Harvest recognized the benefit plan expenses under operating expenses in the consolidated statements of comprehensive loss. Harvest did not have any past service costs arising from plan amendments, curtailment or restructuring.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Pension plan assets were measured at fair values with the difference between the fair value of the plan assets and the total employee benefit obligation recorded on the statement of financial position. Actuarial gains or losses were recognized in other comprehensive income immediately, and were not reclassified to the consolidated statements of comprehensive loss in subsequent periods.

(k)	Currency Translation

Foreign currency-denominated transactions are translated to the respective functional currencies of Harvest’s entities at exchange rates at the date of the transactions. Non-monetary items measured at historical cost are not subsequently re-translated. Monetary assets and liabilities denominated in foreign currencies are converted into Harvest’s functional currencies at the exchange rate at the reporting date. Conversion gains and losses on monetary items are included in the consolidated statements of comprehensive loss in the period in which they arise.

Harvest’s Downstream operations’ functional currency was the U.S. dollar, while Harvest’s presentation currency is the Canadian dollar. Therefore, the Downstream operations’ assets and liabilities were translated at the period- end exchange rates, while revenues and expenses were translated using monthly average rates. Up until the disposal of Downstream, translation gains and losses relating to the foreign operations were included in accumulated other comprehensive income as a separate component of shareholder’s equity. Upon disposal, the cumulative foreign currency translation differences were reclassified to the consolidated statements of comprehensive loss.

(l)	Financial Instruments

Harvest recognizes financial assets and financial liabilities, including derivatives, on the consolidated statements of financial position when the Company becomes a party to the contract. Financial liabilities are removed from the consolidated financial statements when the liability is extinguished either through settlement of or release from the obligation of the underlying liability. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or when the Company has transferred substantially all risks and rewards of ownership.

Financial assets, financial liabilities and derivatives are measured at fair value on initial recognition. Measurement in subsequent periods depends on the financial instrument’s classification, as described below.

•

Fair value through profit or loss Financial assets and liabilities classified as held-for-trading or designated as at fair value through profit or loss are initially recognized and subsequently measured at fair value with changes in those fair values charged immediately to earnings.

•

Held-to-maturity investments, loans and receivables and other financial liabilities Held-to-maturity investments, loans and receivables, and other financial liabilities are initially recognized at fair value, net of directly attributable transaction costs, and are subsequently measured at amortized cost using the effective interest method.

•

Available-for-sale financial assets Non-derivative financial assets may be designated as available for sale so long as they are not classified in another category above. Available-for-sale financial assets are initially recognized at fair value, net of directly attributable transaction costs, and are subsequently measured at fair value with changes in fair value recognized in OCI, net of tax. Transaction costs related to the purchase of available-for-sale assets are recognized in the statements of income. Amounts recognized in OCI for available-for-sale financial assets are charged to earnings when the asset is derecognized or when there is a significant or prolonged decrease in the value of the asset.

Financial assets and liabilities are offset and the net amount is reported on the balance sheet when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of commodity in accordance with the Company’s expected purchase, sale or usage fall within the normal purchase or sale exemption and are accounted for as executory contracts.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(m)	Hedges

Harvest uses derivative financial instruments such as foreign currency contracts and financial commodity contracts to hedge its foreign currency risks and commodity price risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are recorded in the consolidated statements of comprehensive income or loss, except for the effective portion of cash flow hedges, which is recognized in other comprehensive loss.

At the inception of a hedge relationship, Harvest formally designates and documents the hedge relationship to which the Company intends to apply hedge accounting. The designation document includes the risk management objective and strategy for undertaking the hedge, the identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the hedge effectiveness. Upon designation and at each reporting date, Harvest assesses hedge effectiveness by performing regression analysis to assess the relationship between the hedged item and hedging instrument. Only if such hedges are highly effective in achieving offsetting changes in fair value or cash flows will Harvest continue to apply hedge accounting.

The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive loss, while any ineffective portion is recognized immediately in the consolidated statements of comprehensive loss. Amounts recognized in other comprehensive loss are transferred to the consolidated statements of comprehensive loss when the hedged transaction affects net income, such as when the hedged forecasted transaction occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized in other comprehensive loss are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, the cumulative gain or loss previously recognized in other comprehensive loss is transferred to the consolidated statements of comprehensive loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gains or losses previously recognized in other comprehensive loss remain in other comprehensive loss until the forecast transaction affects the consolidated statements of comprehensive loss.

(n)	Leases

Leases or other arrangements that convey a right to use a specific asset are classified as either finance or operating leases. Finance leases transfer to the Company substantially all of the risks and benefits incidental to ownership of the leased item. Finance leases are capitalized at the commencement of the lease term at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Capitalized leased assets are amortized over the shorter of the estimated useful life of the assets and the lease term. Operating lease payments are recognized as an expense in the income statement on a straight line basis over the lease term.

(o)	Fair Value Measurement

Harvest measures derivatives at fair value at each balance sheet date and, for the purposes of business combinations and impairment testing, uses FVLCD to determine the fair value of some of its non-financial assets.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the following markets that are accessible by the Company:

•	the principal market for the asset or liability, or
•	in the absence of a principal market, the most advantageous market for the asset or liability

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

Harvest uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy; described as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

•	Level 2 — Valuation techniques for which the lowest-level input that is significant to the fair value measurement is directly or indirectly observable
•	Level 3 — Valuation techniques for which the lowest-level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, Harvest determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest-level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

5.	Significant Accounting Judgments, Estimates and Assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Harvest has identified the following areas where significant estimates and judgments are required. Further information on each of these areas and how they impact various accounting policies are described below and also in relevant notes to the consolidated financial statements. Changes in estimates are accounted for prospectively.

(a)	Joint arrangements (note 4(b) and 12)

Judgment is required to determine whether or not Harvest has joint control over an arrangement, which requires an assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. Harvest has determined that the relevant activities for its joint arrangements are those relating to the operating and capital decisions of the arrangement, such as approval of the capital expenditure program. The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries. Refer to note 4 for more details.

In addition, judgment is required in determining whether joint arrangement structured through a separate vehicle is a joint operation or joint venture and involves determining whether the legal form and contractual arrangements give the Company direct rights to the assets and obligations for the liabilities. Other facts and circumstances are also assessed by management, including but not limited to, the Company’s rights to the economic benefits of assets and its involvement and responsibility for settling liabilities associated with the arrangement. This often requires significant judgment. A different conclusion about both joint control and whether the arrangement is a joint venture or joint operation may materially impact the accounting.

On April 23, 2014, Harvest entered into two joint arrangements with KERR Canada Co. Ltd. (“KERR”): Deep Basin Partnership (“DBP”) and HK MS Partnership (“HKMS”) (also see note 12) . Unanimous consent must be obtained from the shareholders for decisions about relevant activities that impact the returns on investment. Such activities include but are not limited to the approval of the overall capital program and budget. Based on management’s assessment, Harvest concluded that both joint arrangements are joint ventures as neither KERR nor Harvest has a direct interest in the underlying assets or liabilities. These joint ventures have been recognized using the equity method of accounting. However, based on the terms of the agreement, which provide for differing proportions of earnings based on ownership percentages that are not representative of the economic substance, Harvest cannot simply apply its percentage ownership to pick up the net income from these joint ventures. Therefore, Harvest applies a hypothetical liquidation at book value (“HLBV”) method to calculate its equity share of net income for each reporting period. HLBV takes a balance sheet approach in calculating the earnings Harvest should recognize based on the change in Harvest’s economic interest in the net assets in the partnerships under the provisions of the joint venture agreements in a liquidation scenario.

(b)	Reserves (note 4(d), 9 and 11)

The provision for depletion and depreciation of Conventional assets is calculated on the unit-of-production method based on proved developed reserves. As well, reserve estimates impact net income through the application of impairment tests. Provision for Conventional and Oil Sand’s decommissioning liability may change as changes in reserve lives affect the timing of decommissioning activities. The recognition and carrying value of deferred income tax assets relating to the Conventional and Oil Sands segments may change as reserve estimates impact Harvest’s estimates of the likely recoverability of such assets.

The process of estimating reserves is complex and requires significant judgments based on available geological, geophysical, engineering and economic data. In the process of estimating the recoverable oil and natural gas reserves and related future net cash flows, Harvest incorporates many factors and assumptions, such as:

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

•	expected reservoir characteristics based on geological, geophysical and engineering assessments;
•	future production rates based on historical performance and expected future operating and investment activities;
•	future commodity prices and quality differentials;
•	discount rates; and
•	future development costs.

As the economic assumptions used may change, such changes may impact the reported financial position and results, which include E&E, PP&E, goodwill, DD&A, provisions for decommissioning liabilities and deferred tax assets. On an annual basis, the Company engages qualified, independent reserves evaluators to evaluate Harvest’s reserves data. Significant judgment is required to determine the future economic benefits of the oil and gas assets and in turn, to derive the proper DD&A estimate. This includes the interpretation and application of reserves estimates, the selection of the reserves base for the unit of production (“UOP”) calculation and the matching of capitalized costs with the benefit of production. The calculation of the UOP rate of DD&A will be impacted to the extent that actual production in the future is different from current forecasted production based on total proved reserves or future development cost estimate changes.

(c)	Impairment of long-lived assets (note 4(d), 9 and 11)

Long-lived assets (goodwill and PP&E) are aggregated into CGUs based on their ability to generate largely independent cash inflows and are used for impairment testing. The determination of the Company's CGUs is subject to significant judgment; product type, internal operational teams, geology and geography were key factors considered when grouping Harvest’s oil and gas assets into the CGUs. During 2016, Harvest re-aligned certain CGUs with its current asset base as a result of ongoing divestiture activity and corporate re-organization.

PP&E is tested for impairment when indications of impairment exist. PP&E impairment indicators include declines in commodity prices, production, reserves and operating results, cost overruns and construction delays. The determination of whether such indicators exist requires significant judgment.

E&E impairment indicators include expiration of the right to explore and cessation of exploration in specific areas, lack of potential for commercial viability and technical feasibility and when E&E costs are not expected to be recovered from successful development of an area. The determination of whether such indicators exist requires significant judgment and directly impact the timing and amount of impairment. These assumptions may change as new information become available. If, after E&E expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the relevant capitalized amount is written off in the consolidated statements of comprehensive loss in the period when the new information becomes available.

The recoverable amounts of CGUs and individual assets are determined based on the higher of VIU calculations and estimated FVLCD. To determine the recoverable amounts under VIU, Harvest uses reserve estimates for both the Conventional and Oil Sands operating segments. The estimates of reserves, future commodity prices, discount rates, operating expenses and future development costs require significant judgments. FVLCD is determined using judgments, see note 5(f) below for further discussion.

(d)	Provisions (note 4(h) and 17)

In the determination of the decommissioning liability provision, management is required to make a significant number of estimates and assumptions with respect to activities that will occur in the future including the ultimate amounts and timing of settlements, inflation factors, discount rates, emergence of new restoration techniques and expected changes in legal, regulatory, environmental and political environments. A change in any one of the assumptions could impact the estimated future obligation and in return, net income and in the case of decommissioning liabilities, PP&E. The provisions at the reporting date represents management’s best estimate of the present value of the future decommissioning costs required.

(e)	Income taxes (note 4(i) and 19)

Tax interpretations, regulations and legislation in the various jurisdictions in which Harvest and its subsidiaries operate are subject to change. The Company is also subject to income tax audits and reassessments which may change its provision for income taxes. Therefore, the determination of income taxes is by nature complex, and requires making certain estimates and assumptions.

Harvest recognizes the net deferred tax benefit related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations (which are impacted by production and sales volumes, oil and natural gas prices, reserves, operating costs, capital expenditures, general and administrative expenses and finance costs) and the judgment about the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(f)	Fair value measurements (note 4(d), 4(o), 9, 11 and 16)

Significant judgment is required to determine what assumptions market participants would use to price an asset or a liability, such as forward prices, foreign exchange rates and discount rates. A fair value measurement of a non- financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. To determine “highest and best use” requires further judgment. Changes in estimates and assumptions about these inputs could affect the reported fair value.

6.	Segment Information

Harvest’s operating segments are determined based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Harvest’s chief operating decision makers. The Company’s reportable segments are:

•	Conventional, which consists of exploration, development, production and subsequent sale of petroleum, natural gas and natural gas liquids in western Canada.
•	Oil Sands, which is the BlackGold oil sands project located near Conklin, Alberta. Phase 1 of the project is designed to produce 10,000 barrels of bitumen per day. The project is currently in the commissioning phase and the decision to complete commissioning of the central processing facility and commence steam injection depends on a number of factors including the bitumen price environment.

	Year ended December 31
	Conventional			Oil Sands			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Petroleum and natural gas sales	$322.3	$510.3	$1,046.0	$—	$—	$—	$322.3	$510.3	$1,046.0
Royalties	(35.0)	(48.7)	(149.7)	—	—	—	(35.0)	(48.7)	(149.7)
Revenues	287.3	461.6	896.3	—	—	—	287.3	461.6	896.3

Expenses
Operating	155.9	251.5	330.5	10.7	14.1	—	166.6	265.6	330.5
Transportation and marketing	11.0	5.2	17.5	—	—	—	11.0	5.2	17.5
General and administrative	51.1	57.7	64.8	2.2	3.1	—	53.3	60.8	64.8
Depletion, depreciation and amortization	289.1	418.1	435.2	0.6	0.5	—	289.7	418.6	435.2
Exploration and evaluation	19.9	27.5	10.2	—	—	—	19.9	27.5	10.2
Losses (gains) on disposition of assets	(35.2)	1.7	(47.5)	—	—	—	(35.2)	1.7	(47.5)
Derivative contract losses	5.2	5.2	2.1	—	—	—	5.2	5.2	2.1
Impairment, net of reversals	1.0	765.3	267.6	—	491.0	—	1.0	1,256.3	267.6
Loss on onerous contract	10.7	—	—	—	—	—	10.7	—	—
Loss from joint ventures	43.8	97.3	4.7	—	—	—	43.8	97.3	4.7
Operating loss	$(265.2)	$(1,167.9)	$(188.8)	$(13.5)	$(508.7)	$—	$(278.7)	$(1,676.6)	$(188.8)

Finance costs							145.4	138.1	95.3
Foreign exchange losses (gains)							(39.9)	310.5	126.4
Gain on senior notes exchange							(36.0)	—	—
Current income tax expense							—	5.1	—
Income tax recovery							—	(336.9)	(324.9)
Net loss from continuing operations							$(348.2)	$(1,793.4)	$(85.6)
Net loss from discontinued operations							—	(15.5)	(354.6)
Net loss							$(348.2)	$(1,808.9)	$(440.2)

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31
	Conventional			Oil Sands			Total
Capital Additions	2016	2015	2014	2016	2015	2014	2016	2015	2014
Additions to PP&E	$18.0	$145.3	$386.2	$1.9	$66.0	$283.5	$19.9	$211.3	$669.7
Additions to E&E	1.0	1.2	22.3	—	—	—	1.0	1.2	22.3
Corporate acquisition	—	51.8	—	—	—	—	—	51.8	—
PP&E & E&E dispositions, net of acquisitions	(170.2)	(130.5)	(301.1)	—	—	0.2	(170.2)	(130.5)	(300.9)
Net capital additions (disposals)	$(151.2)	$67.8	$107.4	$1.9	$66.0	$283.7	$(149.3)	$133.8	$391.1

	Investments in
	Joint Ventures	PP&E	E&E	Goodwill	Total Assets
December 31, 2016
Conventional	$107.7	$1,380.1	$14.1	$100.3	$2,366.0
Oil Sands	—	1,008.8	—	—	1,008.9
Total	$107.7	$2,388.9	$14.1	$100.3	$3,374.9

December 31, 2015
Conventional	$119.5	$1,835.0	$33.0	$149.0	$2,917.9
Oil Sands	—	1,010.6	—	—	1,010.2
Total	$119.5	$2,845.6	$33.0	$149.0	$3,928.1

7.	Business Combination

On February 27, 2015, Harvest acquired all of the issued and outstanding common shares of Hunt Oil Company of Canada, Inc. (“Hunt”). Hunt was a private oil and gas company with operations immediately offsetting Harvest’s lands and production in the Deep Basin area of Alberta.

The acquisition was accounted for as a business combination. The fair values of identifiable assets and liabilities, including interim adjustments as at the date of acquisition were:

Consideration
Cash	$37.1
37.1

Fair value of net assets acquired
Cash	$2.2
Accounts receivable	0.6
Prepaid expenses	0.2
Property, plant and equipment	45.1
Exploration and evaluation assets	6.7
Accounts payable and accrued liabilities	(6.1)
Decommissioning liability	(3.2)
Deferred income tax liability	(8.4)
$37.1

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements incorporate the results of operations of Hunt from February 27, 2015. For the year ended December 31, 2015, the assets acquired contributed $2.6 million of revenues and $1.4 million to revenues less operating and transportation expenses. If the acquisition had been completed on the first day of 2015, Harvest’s revenues for the year ended December 31, 2015 would have been $0.5 million higher and revenues less operating and transportation expenses would have been $0.3 million higher.

On October 1, 2015, the property, plant & equipment and exploration and evaluation assets were contributed to the Deep Basin Partnership (see note 12 – Investment in Joint Ventures and note 9 – PP&E).

8.	Discontinued Operations

Downstream operations included the purchase and refining of crude oil at a medium gravity sour crude oil hydrocracking refinery, and the sale of the refined products to commercial, wholesale and retail customers. Downstream was located in the Province of Newfoundland and Labrador. On November 13, 2014, Harvest closed the sale of its wholly owned Downstream segment for net proceeds of approximately $70.5 million subject to post-closing adjustments. The Downstream segment was classified as discontinued operations as at December 31, 2014. Results of the Downstream segment are presented as discontinued operations for the current and prior periods.

The purchase and sale agreement to sell the Downstream segment triggered an impairment assessment during the third quarter of 2014. As a result of this assessment, Downstream recorded an impairment loss of $179.3 million in its refinery CGU relating to the PP&E to reflect a recoverable amount of $nil at December 31, 2014. This amount was included in the operating loss from discontinued operations for the year ended December 31, 2014. The recoverable amount was based on the asset’s FVLCD. The FVLCD was determined in accordance with the terms of the purchase and sale agreement, which is level 3 of the fair value hierarchy.

As it was no longer probable for Downstream to utilize deferred tax assets of $92.1 million, it was written down to $nil as at December 31, 2014. Harvest completed a strategic tax planning transaction during the third quarter of 2014, which resulted in an increase of deferred tax assets in the amount of $247.6 million. Harvest also realized a capital loss of $1.6 billion ($796 million taxable capital loss) on the sale of the Downstream segment, of which none has been recognized in the deferred tax asset. See note 19 - Income Taxes.

Harvest recorded an additional loss of $15.5 million related to the disposal of the Downstream segment during the year ended December 31, 2015, which has been included in the net loss from discontinued operations (2014 - $56.6 million). No results were reported for the Downstream segment during the year ended December 31, 2016.

	Year Ended December 31
	2015	2014
Refined products sales	$—	$3,432.1

Expenses
Purchased products for resale and processing	—	3,250.0
Operating	—	209.8
Transportation and marketing	—	6.0
General and administrative	—	0.5
Depletion, depreciation and amortization	—	12.8
Gains on disposition of assets	—	(0.2)
Impairment and other charges	—	179.3
Operating loss from discontinued operations	$—	$(226.1)
Finance costs	—	1.5
Foreign exchange gains (1)	—	(21.7)
Loss before income tax from discontinued operations	$—	$(205.9)
Income tax expense	—	92.1
Net loss from discontinued operations	$—	$(298.0)
Loss on disposal of the Downstream subsidiary(2)	15.5	56.6
Net loss from discontinued operations	$(15.5)	$(354.6)

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the components of the discontinued operations cash flows ($nil in 2015 and 2016):

2014
Cash flow used in operating activities	$(60.0)
Cash flow from financing activities	129.1
Cash flow used in investing activities	(35.5)
Effect of exchange rate changes on cash	(1.0)
Total cash inflow	$32.6

Net cash inflow from the disposal of Downstream subsidiary for the year ended December 31, 2014 was $37.9 million, calculated based on the net cash consideration received of $70.5 million less Downstream’s total ending cash balance of $32.6 million.

9.	Property, Plant and Equipment (“PP&E”)

	Conventional	Oil Sands	Total
Cost:
As at December 31, 2014	5,285.2	1,434.6	6,719.8
Additions	145.3	66.0	211.3
Corporate acquisitions	45.1	-	45.1
Disposals, net of acquisitions	(212.5)	-	(212.5)
Change in decommissioning liabilities	79.2	1.0	80.1
As at December 31, 2015	$5,342.3	$1,501.6	$6,843.9
Additions	18.0	1.9	19.9
Disposals, net of acquisitions	(410.5)	—	(410.5)
Change in decommissioning liabilities	(50.1)	(2.6)	(52.7)
As at December 31, 2016	$4,899.7	$1,500.9	$6,400.7

Accumulated depletion, depreciation, amortization and impairment losses:
As at December 31, 2014	$2,609.9	$—	$2,609.9
Depreciation, depletion and amortization	418.1	0.5	418.6
Disposals	(91.5)	—	(91.5)
Impairment	570.3	491.0	1,061.3
As at December 31, 2015	$3,506.8	$491.5	$3,998.3
Depreciation, depletion and amortization	289.1	0.6	289.7
Disposals	(240.3)	—	(240.3)
Impairment reversal, net of expense	(36.0)	—	(36.0)
As at December 31, 2016	$3,519.6	$492.1	$4,011.7

Net Book Value:
As at December 31, 2016	$1,380.1	$1,008.8	$2,388.9
As at December 31, 2015	$1,835.5	$1,010.2	$2,845.6

During 2016, Harvest reviewed and adjusted its CGUs as a result of the Company’s ongoing divestiture activity and corporate re-organization. CGU’s were aggregated based on proximity of operations, product composition, cash flows and management monitoring.

General and administrative costs directly attributable to PP&E addition activities of $2.4 million have been capitalized during the year ended December 31, 2016 (2015 - $12.3 million; 2014 - $23.4 million). No borrowing costs relating to the development of Oil Sands assets have been capitalized within PP&E during the year ended December 31, 2016 (2015 - $9.7 million; 2014 - $33.4 million at a weighted average interest rate of 4.4% in 2015 and 4.7% in 2014).

Subsequent to December 31, 2016 an indicative bid was received from an arm’s length party to purchase certain oil and gas assets in Southern Alberta. The assets included in the bid are in the South Oil and South Gas CGUs. The estimated proceeds, which is the recoverable amount based on the FVLCD (level 2 fair value input) of the assets included in the proposed transaction was estimated at $1.3 million. This triggered an impairment reversal during the year ended December 31, 2016, of $38.8 million to PP&E in Harvest’s Conventional segment (2015 – $570.3 million loss, 2014 - $267.6 million loss), which has been included in Impairment, net of reversal line in the statement of comprehensive loss.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2016, Harvest recognized an impairment expense of $2.8 million against leasehold improvements and furniture and fixtures in its Head Office, relating to an operating lease that was classified as an onerous contract. See Note 17 – Provisions.

At December, 2016, the Oil Sands assets of $1.0 billion (December 31, 2015 – $1.0 billion) were excluded from the asset base subject to depreciation, depletion and amortization. In early 2015, the BlackGold oil sands central processing facility was substantially completed, however, no depletion expense has been incurred as Harvest uses the unit-of-production method and the Oil Sands assets currently have no production. During the year ended December 31, 2016, $nil impairment (after-tax discount rate of 9.5% for proved plus probable reserves and 12% for possible reserves) was recorded against the Oil Sands CGU (2015 - $491.0 million at a pre-tax discount rate of 12% resulting in a recoverable amount of $959.1 million, 2014 - $nil) against its PP&E.

During the year ended December 31, 2015, the Conventional segment recorded an impairment expense of $570.3 million. Of this total, $560.2 million related to all Conventional CGUs except for two out of sixteen, which were impaired during the year ended December 31, 2015. The recoverable amounts for respective CGUs were estimated at their FVLCD, which is classified as a level 3 fair value measurement, based on the net present value of pre-tax cash flows from proved plus probable oil and gas reserves estimated by an independent reserve evaluator and the estimated fair value of undeveloped land. A discount rate in the range of 11% - 16.5% was used to determine the recoverable amount of $965.8 million for the CGUs impaired during the year ended December 31, 2015.

The remainder of the Conventional impairment of $10.1 million during the year ended December 31, 2015 related to assets held for sale in 2015. The sale of certain Conventional oil and gas assets in the Willesden Green area closed on February 1, 2016. As such, these assets were classified as assets held for sale at December 31, 2015. As a result of this classification, the assets were tested for impairment and written down to its recoverable amount of $nil.

The following forecast commodity prices were used at December 31, 2016:

		Edmonton Light
	WTI Crude Oil	Crude Oil	WCS Crude Oil	AECO Gas	US$/Cdn$
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/Mmbtu)	Exchange Rate
2017	55.00	68.24	53.38	3.43	0.7600
2018	60.90	73.16	58.95	3.17	0.7900
2019	65.47	76.25	62.70	3.26	0.8167
2020	69.13	79.37	65.48	3.67	0.8333
2021	73.21	82.56	68.39	3.86	0.8500
2022	75.19	84.85	70.49	3.97	0.8500
2023	77.19	87.15	72.58	4.11	0.8500
2024	79.23	89.50	74.73	4.23	0.8500
2025	81.28	91.89	76.88	4.31	0.8500
2026	83.39	94.01	79.08	4.41	0.8500
2027	85.03	95.85	80.64	4.51	0.8500
Thereafter(1)	+2.0%/year	+2.0%/year	+2.0%/year	+2.0%/year	0.8500

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following forecast commodity prices were used for impairment as at December 31, 2015:

		Edmonton Light
	WTI Crude Oil	Crude Oil	WCS Crude Oil	AECO Gas	US$/Cdn$
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/Mmbtu)	Exchange Rate
2016	44.67	55.89	44.64	2.57	0.7350
2017	55.20	66.47	54.52	3.14	0.7667
2018	63.47	73.21	60.32	3.47	0.8017
2019	71.00	81.35	67.42	3.80	0.8167
2020	74.77	84.57	70.47	3.99	0.8333
2021	78.24	87.88	73.50	4.13	0.8417
2022	81.75	92.01	77.25	4.30	0.8417
2023	85.37	96.24	80.95	4.48	0.8417
2024	87.32	98.17	83.09	4.60	0.8417
2025	88.90	99.94	84.56	4.70	0.8417
Thereafter(1)	+1.8%/year	+1.8%/year	+1.8%/year	+1.8%/year	0.8417

(1)	Represents the average escalation percentage in each year after 2025 to the end of reserve life

Harvest closed the disposition of its oil and gas assets in Saskatchewan for net proceeds of $61.6 million on June 30, 2016 and the disposition of its oil and gas assets in South Alberta for net proceeds of $6.7 million on August 16, 2016. Together with other insignificant dispositions of Exploration and Production assets and net proceeds of $74.3 million, Harvest recognized a gain of $35.2 million for the year ended December 31, 2016 (2015 - $1.7 million loss, 2014 - $47.5 million gain), relating to the de-recognition of PP&E, E&E, goodwill and decommissioning and environmental liabilities.

10.	Exploration and Evaluation Assets (“E&E”)

As at December 31, 2014	$62.1
Additions	1.2
Acquisition	6.7
Disposition	(9.5)
Impairment	(27.5)
As at December 31, 2015	$33.0
Additions	1.0
Impairment	(19.9)
As at December 31, 2016	$14.1

During the year ended December 31, 2016, $19.9 million (2015 - $27.5 million; 2014 - $9.4 million), of E&E costs were impaired as they were no longer deemed to be technically feasible or commercially viable. There were no pre-licensing costs incurred for the year ended December 31, 2016 (2015 - $nil, 2014 - $0.8 million).

11.	Goodwill

As at December 31, 2014	$353.1
Disposals	(9.1)
Impairment	(195.0)
As at December 31, 2015	$149.0
Disposals	(11.7)
Impairment	(37.0)
As at December 31, 2016	$100.3

Goodwill has been allocated to the Conventional operating segment. In assessing whether goodwill has been impaired, the carrying amount of the operating segment (including goodwill) is compared with the recoverable amount of the operating segment. The estimated recoverable amount of the segment is determined based on its FVLCD.

Market participants generally apply the market multiple enterprise value per barrel of proved and probable reserves (“EV/2P”) when estimating the fair value of an oil and gas company. As such, Harvest determined the fair value of its Conventional segment by applying the observed EV/2P multiple of comparable public companies to its proved and probable reserves (Level 2 fair value input). Harvest’s proved and probable reserves were estimated by an independent qualified reserves evaluator and are subject to significant judgment.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016, the EV/2P multiples ranged from $5.60 to $17.61 per barrel of proved and probable reserves for a group of comparable companies of similar size, operating metrics and production profile. Harvest used an average EV/2P multiple of $6.00 per barrel of proved and probable reserves when determining the implied fair value of Harvest’s Conventional segment. As at December 31, 2016, the carrying value exceeded the recoverable amount by $37.0 million (2015 - $195.0 million); as such, goodwill impairment was recorded.

12.	Investment in Joint Ventures

On April 23, 2014, Harvest entered into the DBP and HKMS joint ventures with KERR. The principal place of operations for both DBP and HKMS is in Canada. DBP was established for the purposes of exploring, developing and producing from oil and gas properties in the Deep Basin area in Northwest Alberta.

Amounts contributed by KERR were spent by the DBP to purchase land, drill and develop partnership properties in the Deep Basin area. As the initial funding from KERR is consumed and additional funds are required to fund the development program, each partner is entitled to participate in and fund the additional work programs, however to the extent only one partner funds, its partnership interest will be increased and the other partner’s interest will be diluted proportionately. Harvest will be obligated to fund the balance of the program to the extent of its share of partnership distributions received.

The preferred partnership units issued to KERR at inception provides certain preference rights, including a put option right exercisable after 10.5 years, whereby KERR could cause DBP to redeem all its preferred partnership units for consideration equal to its initial contribution plus a specified internal rate of return. If DBP does not have sufficient funds to complete the redemption obligation and after making efforts to secure funding, whether via issuing new equity, entering into a financing arrangement or selling assets, the partnership can cash-call Harvest to meet such obligation (the “top-up obligation”). This top-up obligation is accounted for by Harvest at fair value through profit and loss and is estimated using a probabilistic model of the estimated future cash flows of the DBP (level 3 fair value inputs). The cash flow forecast is based on management’s internal assumptions of the volumes, commodity prices (below), royalties, operating costs and capital expenditures specific to the DBP. As at December 31, 2016, the fair value of the top-up obligation was estimated as $6.7 million (December 31, 2015 - $2.0 million), using a discount rate of 10% (December 31, 2015 – 29%). This top-up obligation has been included in the derivative contract losses in the statement of comprehensive loss and in the long-term liability at December 31, 2016 (see note 18 – Long-Term Liability). Once KERR achieves the minimum after-tax internal rate of return on its investment, Harvest is entitled to increased return on its investment.

Year	Light Medium Oil ($C/bbl)	Natural Gas Liquids ($C/bbl)	Gas ($C/Mcf)
2017	68.24	49.82	3.59
2018	73.16	53.49	3.26
2019	76.25	56.22	3.35
2020	79.37	58.24	3.79
2021	82.56	60.97	4.00
2022	84.85	63.10	4.13
2023	87.15	65.36	4.30
2024	89.50	67.43	4.43
2025	91.89	69.71	4.51
2026	94.01	71.46	4.62
Thereafter(1)	+1.8%/year	+1.8%/year	+1.8%/year

(2)	Represents the average escalation percentage in each year after 2026 to the end of reserve life

HKMS was formed for the purposes of constructing and operating a gas processing facility, which is now primarily used to process the gas produced from the properties owned by the DBP. A gas processing agreement was entered by the two partnerships. On the earlier of 10.5 years after the formation of HKMS or when KERR achieves a specified internal rate of return, Harvest will have the right but not the obligation to purchase all of KERR’s interest in HKMS Partnership for nominal consideration.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2016	Ownership Interest	December 31, 2015	Ownership Interest
DBP	$45.0	82.32%	$50.5	81.17%
HKMS	62.7	70.23%	69.0	69.93%
Investments in joint ventures	$107.7		$119.5

	DBP	HKMS	Total
Balance as at December 31, 2014	$49.2	$26.6	$75.8
Additional investments	107.2	43.2	150.4
Share of income (losses)	(104.2)	6.9	(97.3)
Distributions	(1.9)	(7.7)	(9.6)
Dilution gain recognized on disposal of assets	0.2	—	0.2
Balance as at December 31, 2015	$50.5	$69.0	$119.5
Additional investments	47.7	1.0	48.7
Share of income (losses)	(51.6)	7.8	(43.8)
Distributions	(1.6)	(15.1)	(16.7)
Balance as at December 31, 2016	$45.0	$62.7	$107.7

As KERR’s ownership interest in DBP is considered a liability and not an equity interest, Harvest’s initial unrecognized dilution gain on the transaction of approximately $91.5 million will be recognized over 10.5 years based on KERR’s interest being converted to equity as distributions are made to KERR during the term. For the year ended December 31, 2016, Harvest recognized a dilution gain of $nil (2015 - $0.2 million, 2014 - $1.2 million).

The following tables summarize the financial information of the DBP and HKMS joint ventures:

	December 31, 2016		December 31, 2015
	DBP	HKMS	DBP	HKMS
Cash and cash equivalents	$0.1	$—	$0.1	$0.1
Other current assets	25.5	14.4	22.1	13.3
Total current assets	$25.6	$14.4	$22.2	$13.4
Non-current assets	184.9	98.4	212.8	102.6
Total assets(1)	$210.5	$112.8	$235.0	$116.0

Current liabilities	$27.3	$1.2	$48.9	$1.8
Non-current financial liabilities	135.6	107.1	131.1	109.2
Other non-current liabilities	4.9	4.4	6.0	4.8
Total liabilities(1)	$167.8	$112.7	$186.0	$115.8

Net assets(1)	$42.7	$0.1	$49.0	$0.2

(1)	Balances represent 100% share of DBP and HKMS

	Year Ended December 31
	2016		2015		2014(2)
	DBP	HKMS	DBP	HKMS	DBP	HKMS
Revenues	$37.2	$24.6	$30.2	$19.8	$9.9	$—
Impairment	(1.4)	—	(61.5)	—	—	—
Depletion, depreciation and amortization	(40.7)	(3.5)	(43.9)	(3.1)	(9.0)	—
Operating expenses and other	(34.8)	(1.5)	(26.3)	(1.5)	(3.8)	(0.1)
Loss on disposition of assets	(9.8)	—	—	—	—	—
Finance costs	(2.8)	(19.6)	(2.7)	(15.0)	(1.7)	—
Net income (loss)(1)	$(52.3)	$—	$(104.2)	$0.2	$(4.6)	$(0.1)

(1)	Balances represent 100% share of DBP and HKMS
(2)	For the period from April 23, 2014 to December 31, 2014

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes 100% of DBP’s contractual obligations and estimated commitments as at December 31, 2016:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Preferred distribution liability payments	$—	$—	$—	$136.0	$136.0
Firm processing commitment	23.2	46.5	46.5	54.2	170.4
Decommissioning and environmental liabilities(1)	—	0.2	0.1	12.2	12.5
Total	$23.2	$46.7	$46.6	$202.4	$318.9

(1)	Represents the undiscounted obligation by period.

The following table summarizes 100% of HKMS’s contractual obligations and estimated commitments as at December 31, 2016:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Decommissioning and environmental liabilities(1)	$—	$—	$—	$13.8	$13.8
Total	$—	$—	$—	$13.8	$13.8

(1)	Represents the undiscounted obligation by period.

Related party transactions

Deep Basin Partnership

As the operator of the DBP assets, Harvest has collected revenues and paid expenses on behalf of DBP. In addition, as managing partner, Harvest charges DBP for marketing fees and general and administrative expenses. For the year ended December 31, 2016, Harvest charged DBP a marketing fee of $0.4 million (2015 - $0.3 million, 2014 - $0.1 million) and general and administrative expenses of $1.0 million (2015 - $0.9 million, 2014 - $1.1 million). As at December 31, 2016, $14.2 million remains outstanding to DBP from Harvest (December 31, 2015 - $14.1 million).

HKMS Partnership

Harvest charged HKMS general and administrative expenses of $0.2 million for the year ended December 31, 2016 (2015 - $0.1, 2014 - $nil). As at December 31, 2016, $2.1 million remains outstanding to HKMS from Harvest (December 31, 2015 - $1.1 million).

13.	Credit Facility

	December 31, 2016	December 31, 2015
Amount Drawn	$893.5	$926.6
Deferred financial fees	(0.9)	(2.8)
Credit Facility	$892.6	$923.8

On April 22, 2015, Harvest amended its $1 billion syndicated revolving credit facility and replaced it with a $940 million revolving credit facility that matures on April 30, 2017, with a syndicate of eight financial institutions. On July 15, 2015 Harvest secured a $60 million commitment from a new lender to increase the borrowing capacity of the new facility to $1 billion. The facility is secured by KNOC’s guarantee (up to $1.0 billion) and by a first floating charge over all of the assets of Harvest and its material subsidiaries. A guarantee fee of 0.37% per annum of the principal balance is payable to KNOC semi-annually. Also see note 25 - Related Party Transactions.

Under the amended credit facility, applicable interest and fees will be based on a margin pricing grid based on the credit ratings of KNOC. The financial covenants under the previous credit facility were deleted and replaced with a new covenant: Total Debt to Capitalization ratio of 70% or less. At December 31, 2015, Harvest was in violation of the debt covenant and the carrying value of the credit facility, $923.8 million, was classified as a current liability. Subsequent to December 31, 2015, Harvest’s syndicate banks consented to a waiver of this covenant effective until April 30, 2017.

Borrowings under the credit facility are available by way of bankers’ acceptances, Canadian prime rate loans, LIBOR based loans, or U.S. base rate loans at the Company’s discretion. For the year ended December 31, 2016, interest charges on the credit facility borrowings aggregated to $14.2 million (2015 - $17.6 million; 2014 - $23.6 million). Harvest has entered into U.S. dollar currency swap transactions related to LIBOR borrowings. This results in a reduction of interest expense paid on Harvest’s borrowings related to its credit facility. As a result of these transactions, Harvest’s effective interest rate for borrowings under the credit facility was 1.6% for the year ended December 31, 2016 (2015 - 2.0%; 2014 - 3.4%) . See note 16 – Financial Instruments.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

On February 17, 2017, Harvest entered into an agreement with a Korean based bank that allows Harvest to borrow $500 million through a three year fixed rate term loan. Once drawn, proceeds from the term loan will be used to repay credit facility borrowings. In addition, as at February 23, 2017, Harvest has received formal commitments for a new three year $500 million revolving credit facility with a syndicate of banks that will replace the Company’s $1 billion revolving credit facility. Both the term loan and new syndicated revolving credit facility are guaranteed by KNOC and are both expected to close on February 24, 2017. The new syndicated revolving credit facility is secured by a first floating charge over all of the assets of Harvest and its material subsidiaries and contains no financial covenants.

14.	Long-Term Debt

	December 31, 2016	December 31, 2015
6⅞% senior notes due 2017 (US$282.5 million)(1)	$379.7	$685.7
2⅛% senior notes due 2018 (US$630 million)	844.2	868.9
2⅓% senior notes due 2021 (US$195.8 million)(1)	262.6	—
Less current portion	(379.7)	—
Long-term debt	$1,106.8	$1,554.6

(1)	As at December 31, 2015, the principal amount of the 6⅞% senior notes was US$500 million and 2⅓% senior notes was $nil.

a)	6⅞% and 2⅓% Senior Notes

On October 4, 2010, Harvest issued US$500 million of 6⅞% senior notes for net cash proceeds of US$484.6 million. The senior notes are unsecured with interest payable semi-annually on April 1 and October 1 and mature on October 1, 2017. The senior notes are unconditionally guaranteed by Harvest and all of its wholly-owned subsidiaries that guarantee the revolving credit facility and every future restricted subsidiary that guarantees certain debt. The notes are redeemable at a redemption price equal to 100% of the principal amount of the notes plus a make-whole redemption premium, plus accrued and unpaid interest to the redemption date. Harvest may also redeem the notes at any time in the event that certain changes affecting Canadian withholding taxes occur.

There are covenants restricting, among other things, the sale of assets and the incurrence of additional indebtedness if such issuance would result in an interest coverage ratio, as defined, of less than 2.0 to 1. Notwithstanding the interest coverage ratio limitation, the incurrence of additional indebtedness may be permitted under certain incurrence tests. One provision allows Harvest’s incurrence of indebtedness under the credit facility or other future bank debt in an aggregate principal amount not to exceed the greater of $1.0 billion and 15% of total assets. In addition, the covenants of the senior notes restrict the amount of dividends Harvest can pay to shareholders; no dividends have been paid during the year ended December 31, 2016.

On June 16, 2016 Harvest completed the partial exchange of its 6⅞% senior notes due 2017 for new 2⅓% senior notes due 2021, at an exchange ratio of US$900 principal amount of the new 2⅓% senior notes for each US$1,000 principal amount of the old 6⅞% senior notes. US$217.5 million of the old 6⅞% senior notes was exchanged for US$195.8 million new 2⅓% senior notes. The extinguishment of the old 6⅞% senior notes resulted in a net gain of $36.0 million, after the deduction of $5.2 million of related costs. At December 31, 2016, the remaining 6⅞% senior notes were classified as a current liability.

The new 2⅓% senior notes are unsecured and mature on April 14, 2021, with interest payable semi-annually on April 14 and October 14 of each year. They are unconditionally and irrevocably guaranteed by Harvest’s parent company, KNOC. A guarantee fee of 0.37% per annum of the principal balance is payable to KNOC semi-annually on April 14 and October 14 of each year. See note 25 – Related Party Transactions.

b)	2⅛% Senior Notes

On May 14, 2013, Harvest issued US$ 630 million senior unsecured notes due May 14, 2018 with a coupon rate of 2⅓% for net proceeds of US$626.1 million. Interest on the 2⅓% senior notes is paid semi-annually on May 14 and November 14 of each year.

The senior notes are unconditionally and irrevocably guaranteed by Harvest’s parent company KNOC. A guarantee fee of 0.52% per annum of the principal balance is payable to KNOC semi -annually on May 14 and November 14 of each year. See note 25 - Related Party Transactions.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

15.	Shareholder’s Capital & Capital Structure

Harvest considers its capital structure to be its credit facility, long term debt and shareholder’s equity.

	December 31, 2016	December 31, 2015
Credit facility(1)(2)	$893.5	$926.6
6⅞% senior notes (US$282.5 million)(2)(3)	379.3	692.0
2⅛% senior notes (US$630 million)(2)(3)	845.9	871.9
2⅓% senior notes (US$195.8 million)(2)(3)	262.9	—
Related party loans(3)(4)	—	601.4
	$2,381.6	$3,091.9
Shareholder's equity (deficiency)	104.0	(275.3)
	$2,485.6	$2,816.6

(1)	Excludes letters of credit issued in the amount of $9.9 million at December 31, 2016 (December 31, 2015 - $9.7 million).
(2)	Excludes capitalized financing fees.
(2)	Face value converted at the period end exchange rate. At December 31, 2015, the principal amount of the 6⅞% senior notes was US$500 million .
(3)	At December 31, 2015, related party loans were $200 million and US$290 million.

Harvest’s primary objective in its management of capital resources is to have access to capital to fund its financial obligations as well as future operating and capital activities. Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting these objectives. Accordingly, Harvest may adjust its capital spending programs, issue equity, issue new debt or repay existing debt.

The Company’s capital structure and liquidity needs are met through cash generated from operations, proceeds from asset dispositions, joint arrangements, borrowings under the credit facility, related party loans, long-term debt issuances and capital injections by KNOC.

Harvest evaluates its capital structure using the same financial covenants as the ones under the Company’s debt commitments.

Harvest’s authorized capital consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares issuable in series. During 2016, 72,687,818 common shares were issued to KNOC to settle the related party loans, resulting in a total of 458,766,467 common shares outstanding at December 31, 2016 (December 31, 2015 - 386,078,649). See note 25 – Related Party Transactions.

16.	Financial Instruments

a)	Fair Values

Financial instruments of Harvest consist of accounts receivable, accounts payable and accrued liabilities, borrowings under the credit facility, derivative contracts, senior notes, related party loans, long term debt and long term liability. Cash and derivative contracts are the only financial instruments that are measured at fair value on a recurring basis. Harvest classifies the fair value of these transactions according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1:

quoted (unadjusted) prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3:	techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

All financial instruments are level 2, except for the 2⅛% senior notes, which are level 1 and $6.7 million of the long-term liability (relating to the top-up obligation to DBP) at December 31, 2016, which is level 3. Also see note 12 – Investment in Joint Ventures and note 18 – Long-Term Liability. There were no transfers during the year ended December 31, 2016.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2016		December 31, 2015
	Carrying		Carrying
	Value	Fair Value	Value	Fair Value
Financial Assets
Held for Trading
Derivative contracts	$ 1.1	$ 1.1	$ —	$ —
Total Financial Assets	$ 1.1	$ 1.1	$ —	$ —
Financial Liabilities
Held for Trading
Long-term liability	$ 6.7	$ 6.7	$ 2.0	$ 2.0
Measured at Amortized Cost
Credit Facility	892.6	893.5	923.8	926.6
6⅞% senior notes	379.7	379.3	685.7	494.2
2⅛% senior notes	844.2	847.1	868.9	870.5
2⅓% senior notes	262.6	255.6	—	—
Related party loans	—	—	629.9	384.3
Long-term liability	48.4	41.6	54.5	29.0
Total Financial Liabilities	$ 2,434.2	$ 2,423.8	$ 3,164.8	$ 2,706.6

Non-derivative financial instruments

The credit facility bears a floating market rate, thus, the fair value approximates the carrying value (excluding deferred financing charges). The carrying value of the credit facility includes $0.8 million of deferred financing charges at December 31, 2016 (December 31, 2015 – $2.8 million). See note 13 – Credit Facility.

The fair value of the 2⅛% senior notes was based on the quoted market price of the notes on the Singapore Exchange as at December 31, 2016 (Level 1 fair value input), which includes the benefit of the guarantee offered by KNOC. The fair value of the 2⅓% and 6⅞% senior notes was based on the average of the bid and ask price (Level 2 fair value input).

The fair values of the related party loans and long-term liability measured at amortized cost are estimated by discounting the future interest and principal payments using the current market interest rates of instruments with similar terms. At December 31, 2016, the rate used in determining the fair value of the long-term liability was 10% (December 31, 2015 – 29%). There were no outstanding related party loans at December 31, 2016, however the rate used to determine the fair value at December 31, 2015 was 29%.

Derivative financial instruments

Harvest enters into derivative contracts with various counterparties, principally financial institutions with investment grade credit ratings. The fair values of the derivative contracts are determined based on the quoted forward prices of similar transactions observable in active markets. The fair values of the derivative contracts are net of a credit valuation adjustment attributable to derivative counterparty default risk or the Company’s own default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in the hedging relationship and other financial instruments recognized at fair value.

See note 12 – Investment in Joint Ventures for the fair value estimation of the top-up obligation portion of the long-term liability.

The following is a summary of Harvest’s derivative contracts outstanding at December 31, 2016:

Contracts Not Designated as Hedges
				Fair Value of
Contract Quantity	Type of Contract	Term/Expiry	Contract Price	asset
US$373 million	Foreign exchange swap	January 2017	$1.34 Cdn/US	1.1
				$1.1

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

b)	Financial Assets and Liabilities Subject to Offsetting

The following table presents the recognized financial instruments that are offset, or subject to enforceable master netting arrangements or other similar agreements but not offset, as at December 31, 2016 and 2015, and shows in the “net” column what the net impact would be on Harvest’s statement of financial position if all set-off rights were exercised.

Amounts offset
					Related
					financial
			Gross assets	Net	instruments
	Gross assets		(liabilities)	amount	that are not
	(liabilities)		offset	presented	offset	Net
December 31, 2016
Financial assets
Account receivable(1)	$1.6 $		(0.5)	$1.1	$—	$1.1
Risk management contracts(2)	1.1		—	1.1	—	1.1
	$2.7 $		(0.5)	$2.2	$—	$2.2
Financial Liabilities
Account payable and accrued liabilities(1)	$(0.5	) $	0.5	$—	$—	$—
December 31, 2015
Financial assets
Account receivable(1)	$0.3 $		(0.3)	$—	$—	$—
Financial Liabilities
Account payable and accrued liabilities(1)	$(0.3	) $	0.3	$—	$—	$—

(1)	Various master netting agreements with counterparties that allow net settlement of payments in the normal course of business.
(2)

Harvest entered into derivative transactions under International Swaps and Derivatives Association (“ISDA”) master netting agreements. In general, under such agreements the amounts owed by each counterparty on a single day in respect of all transactions outstanding in the same currency are aggregated into a single net amount that is payable by one party to the other. In certain circumstances – e.g. when credit event such as default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is settled for all transactions. The ISDA agreements do not meet the criteria for offsetting in the statement of financial position as Harvest does not have currently enforceable right to offset recognized amounts because the rights to offset is enforceable only on the occurrence of future events such as a default on the bank loan or other credit events.

c)	Risk Exposure

Harvest manages its exposures to financial risks in accordance with its risk management profile with the objective to support the Company’s cash flow requirements and to deliver financial targets. Harvest is exposed to market risks resulting from fluctuations in commodity prices, currency exchange rates and interest rates in the normal course of operations. Harvest is also exposed, to a lesser extent, to credit risk on accounts receivable, counterparty risk from price risk management contracts and to liquidity risk relating to the Company’s debt. Management monitors and measures these risks and report to the Board of Directors on a regular basis. Risk management targets, such as hedging ratio, hedge contracts, prices and duration of contracts are reviewed and approved by the Board at least annually.

Derivative Contracts

The Company at times enters into natural gas, crude oil, electricity and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales and purchases, and when allowable, will designate these contracts as cash flow hedges. These derivative contracts are entered for periods consistent with the underlying hedged transactions. Under hedge accounting, the effective portion of the unrealized gains and losses is included in OCL. When the hedged item is settled, the related effective portion of the realized gains and losses is removed from AOCL and included in petroleum and natural gas sales (see note 24). The ineffective portion of the unrealized and realized gains and losses are recognized in the consolidated statement of comprehensive loss.

Derivative contracts (gains) losses recorded to income include the ineffective portion of the gains or losses on the derivative contracts designated as cash flow hedges, the gains or losses on the derivatives that were not designated as hedges and the gains or losses subsequent to the discontinuation of hedge accounting on the previously designated derivatives:

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December
	2016			2015			2014
		Unrealized			Unrealized		Realized
	Realized	losses		Realized	losses		losses	Unrealized
	losses	(gains)	Total	losses	(gains)	Total	(gains)	losses	Total
Power	$1.6	$—	$1.6	$4.2	$(1.2)	$3.0	$1.6	$0.7	$2.3
Currency	—	(1.1)	(1.1)	0.2	—	0.2	(0.2)	—	(0.2)
Top-up obligation (note 12)	—	4.7	4.7	—	2.0	2.0	—	—	—
	$1.6	$3.6	$5.2	$4.4	$0.8	$5.2	$1.4	$0.7	$2.1

Credit Risk

Accounts Receivable

Accounts receivable in Harvest’s Conventional operations are due from crude oil and natural gas purchasers as well as joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer base, which includes a significant number of companies engaged in joint operations with Harvest. Harvest periodically assesses the financial strength of its crude oil and natural gas purchasers and will adjust its marketing plan to mitigate credit risks. This assessment involves a review of external credit ratings of the counterparty; however, if external ratings are not available, Harvest performs an internal credit review based on the purchaser’s past financial performance. Credit is allocated to a counterparty dependent on the external and internal credit rating, and if required, parent guarantees, letter of credit or prepayments are requested. The credit risk associated with joint venture partners is mitigated by reviewing the credit history of partners and requiring some partners to provide cash prior to incurring significant capital costs on their behalf. Additionally, most agreements have a provision enabling Harvest to use the proceeds from the sale of production that would otherwise be taken in kind by the partner to offset amounts owing from the partner that is in default. Generally, the only instances of impairment are when a purchaser or partner is facing bankruptcy or extreme financial distress.

Derivative Contract Counterparties

Harvest is exposed to credit risk from the counterparties to its derivative contracts. This risk is managed by diversifying Harvest’s risk management portfolio among a number of counterparties limited to lenders in its syndicated credit facility; Harvest has no history of losses with these counterparties.

Harvest’s maximum exposure to credit risk relating to the above classes of financial assets at December 31, 2016 and 2015 is the carrying value of accounts receivable. The tables below provide an analysis of Harvest’s current and past due but not impaired receivables.

			> 30 days,	> 60 days,
	Current	< 30 days	< 60 days	< 90 days	> 90 days(2)	Total
December 31, 2016(1)	$31.8	$5.5	$5.1	$0.4	$1.4	$44.3
December 31, 2015(1)	45.7	0.4	9.5	—	2.3	57.9

(1)	Net of payables subject to master netting arrangements or other similar agreements. See note 16(b).
(2)	Net of $0.7 million and $1.3 million of allowance for doubtful accounts as at December 31, 2016 and 2015, respectively.

Liquidity Risk

Harvest is exposed to liquidity risk due to the Company’s accounts payables and accrued liabilities, risk management contracts liability, borrowings under its credit facility, senior notes and long-term liability. This risk is mitigated by managing the maturity dates on the Company’s obligations, utilizing the undrawn borrowing capacity in the credit facility and managing the Company’s cash flow by entering into price risk management contracts. Additionally, when Harvest enters into price risk management contracts it selects counterparties that are also lenders in its syndicated credit facility thereby using the security provided in the credit agreement and eliminating the requirement for margin calls and the pledging of collateral. The majority of the financial liabilities are an integral part of Harvest’s capital structure which is monitored and managed as discussed in note 15.

Harvest is a significant subsidiary for KNOC in terms of production and reserves. KNOC has directly and indirectly invested and provided financial support to Harvest since 2009 and as at the date of preparation of these audited financial statements, it is the Company`s expectation that such support will continue for at least the next twelve months so that Harvest is able to continue as a going concern. In addition to this, Harvest has secured additional financing subsequent to December 31, 2016 (see note 13 – Credit Facility).

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following tables provide an analysis of Harvest’s financial liability maturities based on the remaining terms of the liabilities including the related interest charges as at December 31, 2016 and 2015:

	December 31, 2016
		>1 year	>3 years
	<1 year	<3 years	<5 years	>5 years	Total

Accounts payable and accrued liabilities(1)	$131.0	$—	$—	$—	$131.0
Credit facility and interest	898.5	—	—	—	898.5
6⅞% senior notes and interest	405.8	—	—	—	405.8
2⅛% senior notes and interest	22.4	857.1	—	—	879.5
2⅓% senior notes and interest	7.1	14.2	273.5	—	294.8
Long-term liability	20.5	19.3	19.0	19.0	77.8
Total	$1,485.3	$890.6	$292.5	$19.0	$2,687.4

	December 31, 2015
		>1 year	>3 years
	<1 year	<3 years	<5 years	>5 years	Total

Accounts payable and accrued liabilities(1)	$166.8	$—	$—	$—	$166.8
Credit facility and interest	15.8	929.0	—	—	944.8
6⅞% senior notes and interest	47.6	739.6	—	—	787.2
2⅛% senior notes and interest	18.5	909.0	—	—	927.5
Related party loans and interest	—	702.5	—	—	702.5
Long-term liability	14.4	23.8	19.0	47.9	105.1
Total	$263.1	$3,303.9	$19.0	$47.9	$3,633.9

Market Risk & Sensitivity Analysis

Interest rate risk

Harvest is exposed to interest rate risk on its bank borrowings as interest rates are determined in relation to floating market rates based on KNOC’s credit rating. Harvest’s senior notes have fixed interest rates and therefore do not have any additional interest rate risk. Harvest manages its interest rate risk by targeting appropriate levels of debt relative to its expected cash flow from operations.

If the interest rate applicable to Harvest’s bank borrowings at December 31, 2016 increased or decreased by approximately 25 basis points with all other variables held constant, pre-tax loss for the year would change by $1.8 million (2015 - $2.3 million) as a result of change in interest expense on variable rate borrowings under the credit facility.

Commodity Price Risk

Harvest is exposed to natural gas and crude oil price movements as part of its normal business operations. The Company uses derivative contracts to protect a portion of the Company’s future cash flows and net income against unfavorable movements in commodity prices. These contracts are recorded on the consolidated statement of financial position at their fair value as of the reporting date. These fair values are generally determined as the difference between the stated fixed price of the contract and an expected future price of the commodity. Variances in expected future prices expose Harvest to commodity price risk as changes will result in a gain or loss that Harvest will realize on settlement of these contracts. This risk is mitigated by continuously monitoring the effectiveness of these contracts. Harvest had no commodity derivative contracts in place at December 31, 2016 and 2015.

Currency exchange rate risk

Harvest is exposed to the risk of changes in the U.S. dollar exchange rate on its U.S. dollar denominated revenues. In addition, Harvest’s senior notes and LIBOR based loans are denominated in U.S. dollars, collectively US$1.5 billion (2015 - US$1.4 billion). Interest on such debt is also payable in U.S. dollars and accordingly, the future cash payments of the principal and interest obligations will be sensitive to fluctuations in the U.S. dollars relative to the Canadian dollars.

If the U.S. dollar strengthened or weakened by 10% relative to the Canadian dollar, the impact on pre-tax loss and other comprehensive loss due to the translation of financial instruments held at December 31 would be as follows:

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Increase (decrease) in income before tax
	December 31, 2016	December 31, 2015
10% strengthening in U.S. dollar relative to Canadian dollar	$(200.0)	$(198.9)
10% weakening in U.S. dollar relative to Canadian dollar	$200.0	$198.9

17.	Provisions

			Head Office
			operating
	Conventional	Oil Sands	lease	Total
Decommissioning liabilities at December 31, 2014	$752.0	$47.5	$—	$799.5
Liabilities incurred	2.3	0.7	—	3.0
Corporate acquisition	3.2	—	—	3.2
Settled during the period	(15.6)	—	—	(15.6)
Revisions (change in estimated timing and costs)	76.4	0.8	—	77.2
Disposals	(38.9)	—	—	(38.9)
Accretion	17.2	1.1	—	18.3
Decommissioning liabilities at December 31, 2015	$796.6	$50.1	$—	$846.7
Environmental remediation at December 31, 2015	6.7	—	—	6.7
Other provisions at December 31, 2015	3.5	—	—	3.5
Less current portion	(45.7)	—	—	(45.7)
Balance at December 31, 2015	$761.1	$50.1	$—	$811.2

Decommissioning liabilities at December 31, 2015	$796.6	$50.1	$—	$846.7
Liabilities incurred	0.3	—		0.3
Settled during the period	(6.4)	—	—	(6.4)
Revisions (change in estimated costs and discount rate)	(50.4)	(2.6)	—	(53.0)
Disposals	(140.2)	—	—	(140.2)
Accretion	15.5	1.1	—	16.6
Decommissioning liabilities at December 31, 2016	$615.4	$48.6	$—	$664.0
Environmental remediation at December 31, 2016	11.4	—	—	11.4
Other provisions at December 31, 2016	5.0	—	10.7	15.7
Less current portion	(14.7)	—	(1.3)	(16.0)
Balance at December 31, 2016	$617.1	$48.6	$9.4	$675.1

Harvest estimates the total undiscounted amount of cash flows required to settle its decommissioning and environmental remediation liabilities to be approximately $1.2 billion at December 31, 2016 (December 31, 2015 – $1.4 billion), which will be incurred between 2017 and 2076. A risk-free discount rate of 2.3% (December 31, 2015 – 2.3%) and inflation rate of 1.5% (December 31, 2015 – 1.7%) were used to calculate the carrying value of the decommissioning and environmental remediation liabilities. The actual decommissioning and environmental remediation costs will ultimately depend upon future market prices for the necessary decommissioning and remediation work required, which will reflect market conditions at the relevant time. Furthermore, the timing of decommissioning is likely to depend on when the fields cease to produce at economically viable rates. This in turn will depend upon future oil and gas prices, which are inherently uncertain.

At December 31, 2016, Harvest recognized an onerous contract provision of $10.7 million, relating to a Head Office operating lease agreement ending on August 31, 2025. The provision represents the present value of the difference between the future lease payments that Harvest is obligated to make under the non-cancellable operating lease agreement and sublease recoveries. The total undiscounted amount of estimated future cash flows to settle the obligation is $19.3 million netted with $3.5 million of cash inflows from subleases, discounted at a credit adjusted rate of 10%, specific to the liability. This resulted in a $10.7 million onerous contract loss during the year ended December 31, 2016 (2015 and 2014 - $nil). The onerous contract provision will be settled in periods up to the year 2025. In addition to the onerous contract loss, Harvest impaired certain PP&E assets relating to this operating lease agreement. See Note 9 - PP&E.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Harvest’s other provisions also relates to legal claims against Harvest and their estimated settlement amounts. In addition to these claims, Harvest is defendant and plaintiff in a number of other legal actions that arise in the normal course of business and the company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial statements.

18.	Long-Term Liability

	December 31, 2016	December 31, 2015
BlackGold liability(1)	$67.2	$62.0
Less: current portion of BlackGold liability(1)	(19.0)	(9.5)
Deferred rent and other(2)	11.1	13.2
Top-up obligation(3)	6.7	2.0
	$66.0	$67.7

(1)

Calculated using a discount rate of 4.5% at December 31, 2016 (December 31, 2015 – 5.5%). The current portion of the liability has been included with accounts payable and accrued liabilities. Harvest withheld the third deferred payment due April 30, 2016 as it is in process of conducting a comprehensive audit of costs and expenses incurred by the Contractor in connection with the work.

(2)	Includes deferred credits and an accrual related to Harvest’s long term incentive program.
(3)	See note 12 – Investment in Joint Ventures .

Under the BlackGold oil sands engineering, procurement and construction (“EPC”) contract, $94.9 million of EPC costs are to be paid in equal installments, without interest, over 10 years commencing on the completion of the EPC work. The first two installments were paid on April 30, 2015.

At December 31, 2016 $6.7 million (December 31, 2015 - $2.0 million) was included in the long-term liability relating to the top-up obligation to KERR. See note 12 - Investment in Joint Ventures.

19.	Income Taxes

Income tax recovery recognized in net loss from continuing operations:

	Year Ended December 31
	2016	2015	2014
Current income tax expense	$—	$5.1	$—
Deferred income tax ("DIT") recovery	—	(336.9)	(324.9)
Income tax recovery from continuing operations	$—	$(331.8)	$(324.9)

The income tax recovery, for continuing operations, varies from the amount that would be computed by applying the relevant Canadian income tax rates to reported losses before taxes as follows:

	Year Ended December 31
	2016	2015	2014
Loss before income tax from continuing operations	$(348.2)	$(2,125.2)	$(410.5)
Combined Canadian federal and provincial statutory income tax rate	26.96%	26.96%	27.51%
Computed income tax recovery at statutory rates	$(93.9)	$(572.9)	$(112.9)
Increased expense (recovery) resulting from the following:
Difference between current and expected tax rates	—	(28.8)	10.2
Foreign exchange impact not recognized in income	(8.7)	41.5	18.7
Amended returns and pool balances	7.4	33.9	0.5
Recognition of previously unrecognized temporary difference (see note 8)	—	—	(247.6)
Unrecognized temporary differences	(23.0)	133.4	—
Non-deductible goodwill impairment	—	52.6	—
Non-deductible expenses	19.4	8.4	2.0
Gain on related party loan conversion to equity	96.1	—	—
Other	2.7	0.1	4.2
Income tax recovery	$—	$(331.8)	$(324.9)

The tax rate is comprised of the Federal and Provincial statutory tax rates for the Company and its subsidiaries for the years ended December 31, 2016 and 2015. The net change in the combined federal and provincial tax rate from 2014 to 2015 is due largely to a decrease in the provincial rate from the sale of the Downstream segment which operated in a province with a 14% tax rate. This was partially offset due to the Government of Alberta increase in the corporate income tax rate from 10% to 12% effective July 1, 2015. The increase to the Alberta tax rate resulted in an additional deferred income tax recovery of $28.8 million, which was recorded in the second quarter of 2015.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Movements in the DIT asset (liability) are as follows:

					Total
		Decommissioning	Non-capital		deferred
	PP&E	liabilities	tax losses	Other	asset
At December 31, 2014	$(50.5)	$204.0	$208.7	$20.3	$382.5
Recognized in profit or loss	351.3	27.3	(21.1)	(20.6)	336.9
Recognized in purchase price adjustment (note 7)		0.9	—	—	(8.4)
Recognized in other comprehensive loss	—	—	—	0.5	0.5
At December 31, 2015	$291.5	$232.2	$187.6	$0.2	$711.5
Recognized in profit or loss	115.5	(48.2)	(74.6)	7.3	—
At December 31, 2016	$407.0	$184.0	$113.0	$7.5	$711.5

As at December 31, 2016, Harvest had approximately $649 million (December 31, 2015 - $987 million) of carry-forward tax losses and approximately $4.2. billion (December 31, 2015 - $4.0 billion) of tax pools that would be available to offset against future taxable profit. The carry-forward losses will expire between the years 2024 and 2035. DIT assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax losses can be utilized. A deferred tax asset related to the carry-forward tax losses has been recorded as Harvest expects that future taxable profits, through a combination of future operating results and other tax planning opportunities will be sufficient to utilize the deferred tax asset. As at December 31, 2016 Harvest has not recognized approximately $226 million (December 31, 2015 - $242 million) of temporary difference arising from foreign exchange, $191 million (December 31, 2015 - $253 million) of non-capital losses and $796 million (December 31, 2015 - $796 million) of capital losses.

As at December 31, 2016, Harvest had a contingent liability relating to an unsettled dispute with the Canada Revenue Agency. During the year ended December 31, 2015 year with respect to this item, Harvest recorded a current income tax expense in the amount of $5.3 million in the consolidated statement of comprehensive loss. As at December 31, 2016, a taxes payable balance of $3.7 million was recorded with respect to this item (December 31, 2015 - $3.7 million).

20.	Operating and General and Administrative (“G&A”) Expenses

	Year Ended December 31
Operating expenses	2016	2015	2014
Power and purchased energy	$26.4	$49.1	$67.6
Well servicing	7.1	19.6	39.6
Repairs and maintenance	23.2	40.7	53.3
Lease rentals and property taxes	25.4	34.5	38.8
Salaries and benefits	22.0	32.4	30.9
Professional and consultation fees	9.3	14.0	14.2
Chemicals	9.8	17.8	19.9
Processing fees	27.5	30.0	38.2
Trucking	3.9	7.4	13.7
Other	12.0	20.1	14.3
	$166.6	$265.6	$330.5

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31
General and administrative expenses	2016	2015	2014
Salaries and benefits	$35.7	$51.3	$64.5
Professional and consultation fees	7.1	7.2	10.3
Other	12.9	11.8	14.0
G&A capitalized and recovery	(2.4)	(9.5)	(24.0)
	$53.3	$60.8	$64.8

21.	Finance Costs

	Year Ended December 31
	2016	2015	2014
Interest and other financing charges	$125.6	$126.7	$106.7
Accretion of decommissioning and environmental remediation liabilities (note 17)	16.7	18.5	22.0
Accretion of BlackGold long-term liability (note 18)	3.1	2.6	—
Less: interest capitalized	—	(9.7)	(33.4)
	$145.4	$138.1	$95.3

22.	Foreign Exchange

	Year Ended December 31
	2016	2015	2014
Realized (gains) losses on foreign exchange	$(16.1)	$2.2	$1.5
Unrealized (gains) losses on foreign exchange	(23.8)	308.3	124.9
	$(39.9)	$310.5	$126.4

23.	Supplemental Cash Flow Information

	Year Ended December 31, 2016
	2016	2015	2014
Source (use) of cash:
Accounts receivable	$13.6	$32.5	$44.2
Prepaid expenses, long-term deposit and other	4.6	5.1	(46.5)
Accounts payable and accrued liabilities	(35.8)	(205.8)	173.2
Net changes in non-cash working capital	(17.6)	(168.2)	170.9

Changes relating to operating activities	(12.2)	(66.2)	112.2
Changes relating to investing activities	(12.7)	(109.5)	47.1
Post-closing adjustments related to discontinued operations (note 8)	—	15.5	—
Reclass of long-term liability to accounts payable	9.5	(7.6)	11.4
Add: Other non-cash changes	(2.2)	(0.4)	0.2
	$(17.6)	$(168.2)	$170.9

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

24.	Accumulated Other Comprehensive Loss (“AOCL”)

	Designated Cash Flow Hedges,
	Net of Tax	Total
As at December 31, 2014	$1.4	$1.4
Reclassification to net loss of gains on cash flow hedges	(12.4)	(12.4)
Gains on derivatives designated as cash flow hedges, net of tax	11.0	11.0
As at December 31, 2015	$—	$—
Reclassification to net loss of losses on cash flow hedges	0.1	0.1
Losses on derivatives designated as cash flow hedges, net of tax	(0.1)	(0.1)
As at December 31, 2016	$—	$—

The following table summarizes the impacts of the cash flow hedges on the OCL.

	Year Ended December 31
	After-tax			Pre-tax
	2016	2015	2014	2016	2015	2014
Losses (gains) re-classified from OCL	$0.1	$(12.4)	$(2.1)	$0.1	$(17.0)	$(3.0)
Gains (losses) recognized in OCL	(0.1)	11.0	3.4	(0.1)	15.1	4.7
Total	$—	$(1.4)	$1.3	$—	$(1.9)	$1.7

25.	Related Party Transactions

Related party loans

Related Party	Principal	Carrying Value	Interest Payable	Total
KNOC	US$171	$166.1	$4.1	$170.2
KNOC	$200	193.2	16.7	209.9
ANKOR	US$170	235.2	14.6	249.8
KNOC	US$184.8	—	—	—
As at December 31, 2015		$594.5	$35.4	$629.9

On December 22, 2016, KNOC converted all its outstanding loans to common shares of Harvest. The carrying value of the loans plus accrued interest at December 22, 2016 of $722.2 million was converted to equity and $10.3 million previously recognized in contributed surplus relating to these loans were transferred to shareholder’s capital. As a result, 72,687,818 common shares were issued to KNOC. As at December 31, 2016 there were no related party loans outstanding.

On June 30, 2016 Harvest entered into a US$184.8 million loan agreement with KNOC, originally due on October 2, 2017, with an interest rate of 4.66% per annum. Interest was due upon maturity. On July 6, 2016, Harvest drew down the US$184.8 million KNOC loan and used the proceeds to re-pay the US$170 million ANKOR loan, including accrued interest. Harvest had originally entered into a subordinated loan agreement with ANKOR, which is a fully-owned subsidiary of KNOC, in 2012 at a fixed interest rate of 4.62% per annum. Both principal and accrued interest was originally due on October 2, 2017. As a result of the repayment of the ANKOR loan, a $15.7 million realized foreign exchange gain was recognized.

On April 2, 2015, Harvest entered into an US$171 million loan agreement with KNOC, repayable within a year from the date of the first drawing which was on April 10, 2015, at an interest rate of 3.42% per annum. During the year ended December 31, 2015, the maturity date was extended to December 31, 2017 and the interest rate was increased to 5.91% per annum effective December 31, 2015. At December 31, 2015 US$120 million was drawn from the loan and the remainder of the loan was drawn during the year ended December 31, 2016.

On December 30, 2013, Harvest entered into a subordinated loan agreement with KNOC to borrow up to $200 million at a fixed interest rate of 5.3% per annum. The full principal and accrued interest was payable on December 30, 2018. The loan amount was recorded at fair value on initial recognition by discounting the future cash payments at the rate of 7% which is considered the market rate applicable to the liability. The difference between the fair value and the loan amount was recognized in contributed surplus. A total of $10.3 million was recorded in contributed surplus relating to this loan.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The related party loans were unsecured and the loan agreements contained no restrictive covenants. The following table summarizes the interest expense on each related party loan:

		Interest	Year Ended December 31
Related Party	Principal	Rate	2016	2015	2014
KNOC	US$171	5.91%	$14.1	$3.8	$—
KNOC	$200	5.30%	14.0	13.7	11.5
ANKOR	US$170	4.62%	5.9	10.0	8.7
KNOC	US$184.8	4.66%	5.9	—	—
			$39.9	$27.5	$20.2

Directors and Key Management Personnel Remuneration

Key management personnel include the Company’s officers, other members of the executive management team and directors. The amounts disclosed in the table below are the amounts recognized as an expense during the reporting period related to key management personnel.

	Year Ended December 31
	2016	2015	2014
Short-term benefits	$2.5	$4.1	$5.2
Other long-term benefits	0.1	0.6	0.7
Termination and other	1.3	0.5	0.2
	$3.9	$5.2	$6.1

Other Related Party Transactions

				Balance Outstanding
				Accounts Receivable		Accounts payable
	Year Ended December 31			as at December 31
	2016	2015	2014	2016	2015	2016	2015
Revenues
KNOC(1)	$—	$—	$1.7	$—	$—	$—	$—

G&A Expenses
KNOC(2)	$0.4	$(5.6)	$(3.7)	$0.1	$—	$0.4	$0.8

Finance costs
KNOC(3)	$9.0	$7.5	$4.0	$—	$—	$1.7	$3.5

(1)

The Global Technology and Research Centre (“GTRC”) was used as a training and research facility for KNOC until the end of 2015. The amount is related to a geological study performed by the GTRC on behalf of KNOC.

(2)	Amounts relate to payments to (reimbursement from) KNOC for secondee salaries.
(3)

Charges from KNOC for the irrevocable and unconditional guarantee they provided on Harvest’s 22?% and 22?% senior notes and the credit facility. A guarantee fee of 52 basis points per annum is charged by KNOC on the 22?% senior notes and 37 basis points per annum on the credit facility and 22?% senior notes . See note 13 – Credit Facility and note 14 – Long Term Debt.

During the year ended December 31, 2016, Harvest entered into an agreement with KNOC to drill a well and provide technical data to KNOC. KNOC initially provided Harvest with $5.3 million in cash to drill a well, and any additional amounts incurred relating to the well will be billed to KNOC for reimbursement up to a maximum of 9.4 billion Korean Won equivalent. The initial funds of $5.3 million, provided by KNOC was recorded in contributed surplus.

| 38

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

26.	Commitments

The following is a summary of Harvest’s estimated commitments as at December 31, 2016:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5	Total
Purchase commitments(1)	$20.5	19.0	19.0	33.1	91.6
Operating leases	6.8	15.7	17.0	28.8	68.3
Firm processing commitments	14.8	24.4	17.9	34.4	91.5
Firm transportation agreements	25.0	53.2	32.2	47.0	157.4
Employee benefits(2)	1.5	0.3	—	—	1.8
Total(3)	$68.6	$112.6	$86.1	$143.3	$410.6

(1)	Relates to BlackGold oil sands project commitment, revised estimated capital costs for the Bellshill area and the DBP top-up obligation (see note 12 - Investment in Joint Ventures).
(2)	Relates to the long-term incentive plan payments.
(3)	See note 13 – Credit facility, note 14 - Long Term Debt, note 15 – Shareholder`s Capital & Capital Structure and note 25 – Related Party Transactions for Harvest’s debt obligations.

27.	Supplemental Guarantor Condensed Financial Information

Harvest Breeze Trust No. 1, Harvest Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, and 1496965 Alberta Ltd. (collectively "guarantor subsidiaries") fully and unconditionally guarantees the 6?% senior notes issued by Harvest Operations Corporation ("HOC"). Each of the guarantor subsidiaries is 100% owned by HOC. Prior to the disposal of North Atlantic Refining Limited on November 13, 2014, North Atlantic was also considered a guarantor subsidiary of HOC.

The full and unconditional guarantees may be automatically released under the following customary circumstances:

•	the subsidiary is sold to a non-affiliate and ceases to be a restricted subsidiary;
•	the subsidiary is designated as an “unrestricted” subsidiary for covenant purposes;
•

the subsidiary’s guarantee of the indebtedness (such as indebtedness under the credit facility agreement) which resulted in the creation of the notes guarantee is terminated or (other than by payment) released; or

•	upon legal defeasance or covenant defeasance or satisfaction and discharge of the indenture.

The following financial information for HOC, the guarantor subsidiaries and all other subsidiaries on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information about HOC and its subsidiaries and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each guarantor subsidiary. Investments include the investments in subsidiaries recorded under the equity method for the purposes of the condensed consolidating financial information. Equity income of subsidiaries is the group's share of profit related to such investments. The eliminations and reclassifications column includes the necessary amounts to eliminate the intercompany balances and transactions between subsidiaries. HOC's cost basis has not been pushed down to the subsidiaries as push-down accounting is not permitted in the separate financial statements of the subsidiaries.

| 39

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENT OF FINANCIAL POSITION
As at December 31, 2016

			Non
	Issuer	Guarantor	Guarantor		Consolidated
	HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Assets
Current assets
Accounts receivable	$43.9	$0.4	$—	$—	$44.3
Prepaid expenses and other	7.0	—	—	—	7.0
Risk management contracts	1.1	—	—	—	1.1
Due from affiliates	332.0	144.3	0.3	(476.6)	—
	$384.0	$144.7	$0.3	$(476.6)	$52.4

Non-current assets
Deferred income tax asset	$695.3	$15.5	$0.7	$—	$711.5
Exploration & evaluation assets	10.7	3.4	—	—	14.1
Property, plant and equipment	2,195.3	192.3	1.3	—	2,388.9
Investment in subsidiaries	(159.8)	—	—	159.8	—
Investment in joint ventures	107.7	—	—	—	107.7
Goodwill	100.3	—	—	—	100.3
Total assets	$3,333.5	$355.9	$2.3	$(316.8)	$3,374.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$130.3	$0.7	$—	$—	$131.0
Taxes payable	3.7	—	—	—	3.7
Credit Facility	892.6	—	—	—	892.6
Current portion of long term debt	379.7	—	—	—	379.7
Current portion of provisions	13.3	2.7	—	—	16.0
Due to affiliates	142.1	328.5	6.0	(476.6)	—
	$1,561.7	$331.9	$6.0	$(476.6)	$1,423.0
Non-current liabilities
Long-term debt	$1,106.8	$—	$—	$—	$1,106.8
Long-term liability	66.0	—	—	—	66.0
Non-current provisions	495.0	180.1	—	—	675.1
Intercompany loan	—	—	0.8	(0.8)	—
Total liabilities	$3,229.5	$512.0	$6.8	$(477.4)	$3,270.9

Shareholder's equity	104.0	(156.1)	(4.5)	160.6	104.0
Total liabilities and shareholder's equity	$3,333.5	$355.9	$2.3	$(316.8)	$3,374.9

| 40

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENT OF COMPREHENSIVE LOSS
For the year ended December 31, 2016

			Non
	Issuer	Guarantor	Guarantor		Consolidated
	HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Petroleum and natural gas sales	$240.7	$81.6	$—	$—	$322.3
Royalties	(24.4)	(10.6)	—	—	(35.0)
Earnings from equity accounted subsidiaries	(60.1)	—	—	60.1	—
Revenues	156.2	71.0	—	60.1	287.3

Expenses
Operating	134.9	31.3	0.4	—	166.6
Transportation and marketing	11.0	—	—	—	11.0
General and administrative	43.6	9.7	—	—	53.3
Depletion, depreciation and amortization	220.7	69.0	—	—	289.7
Exploration and evaluation	19.6	0.3	—	—	19.9
Loss from joint ventures	43.8	—	—	—	43.8
Gains on disposition of assets	(26.1)	(9.1)	—	—	(35.2)
Finance costs	142.7	2.7	—	—	145.4
Derivative contracts losses	5.2	—	—	—	5.2
Foreign exchange gain	(39.9)	—	—	—	(39.9)
Gain on senior notes exchange	(36.0)	—	—	—	(36.0)
Loss on onerous contract	10.7	—	—	—	10.7
Impairment, net of reversals	1.0	—	—	—	1.0
Loss from continuing operations before income tax	(375.0)	(32.9)	(0.4)	60.1	(348.2)

Income tax recovery	(26.8)	27.0	(0.1)	(0.1)	—
Net loss from continuing operations	(348.2)	(59.9)	(0.3)	60.2	(348.2)

Comprehensive loss	$(348.2)	$(59.9)	$(0.3)	$60.2	$(348.2)

CONDENSED STATEMENT OF CASH FLOWS
For the year ended December 31, 2016

			Non
	Issuer	Guarantor	Guarantor		Consolidated
	HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Cash provided by (used in) operating activities	$(68.3)	$35.0	$—	$—	$(33.3)
Cash proved by (used in) financing activities	23.3	(28.0)	—	28.0	23.3
Cash provided by (used in) investing activities	45.0	(7.0)	—	(28.0)	10.0
Change in cash and cash equivalents	—	—	—	—	—
Cash and cash equivalents, beginning of year	—	—	—	—	—
Cash and cash equivalents, end of year	$—	$—	$—	$—	$—

| 41

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENT OF FINANCIAL POSITION
As at December 31, 2015

			Non
	Issuer	Guarantor	Guarantor		Consolidated
	HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Assets
Current assets
Accounts receivable	$57.8	$0.1	$—	$—	$57.9
Prepaid expenses and other	11.6	—	—	—	11.6
Due from affiliates	202.4	142.9	0.3	(345.6)	—
	$271.8	$143.0	$0.3	$(345.6)	$69.5

Non-current assets
Deferred income tax asset	$668.7	$42.2	$0.6	$—	$711.5
Exploration & evaluation assets	27.7	5.3	—	—	33.0
Property, plant and equipment	2,717.6	126.6	1.4	—	2,845.6
Investment in subsidiaries	(71.6)	—	—	71.6	—
Investment in joint ventures	119.5	—	—	—	119.5
Goodwill	149.0	—	—	—	149.0
Total assets	$3,882.7	$317.1	$2.3	$(274.0)	$3,928.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$165.2	$1.3	$0.3	$—	$166.8
Taxes payable	3.7	—	—	—	3.7
Credit Facility	923.8	—	—	—	923.8
Current portion of provisions	45.7	—	—	—	45.7
Due to affiliates	140.7	199.7	5.3	(345.7)	—
	$1,279.1	$201.0	$5.6	$(345.7)	$1,140.0
Non-current liabilities
Long-term debt	$1,554.6	$—	$—	$—	$1,554.6
Related party loans	629.9	—	—	—	629.9
Long-term liability	67.7	—	—	—	67.7
Non-current provisions	626.7	184.5	—	—	811.2
Intercompany loan	—	—	0.8	(0.8)	—
Total liabilities	$4,158.0	$385.5	$6.4	$(346.5)	$4,203.4

Shareholder's equity	(275.3)	(68.4)	(4.1)	72.5	(275.3)
Total liabilities and shareholder's equity	$3,882.7	$317.1	$2.3	$(274.0)	$3,928.1

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENT OF COMPREHENSIVE LOSS
For the year ended December 31, 2015

			Non
	Issuer	Guarantor	Guarantor		Consolidated
	HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Petroleum and natural gas sales	$415.1	$95.2	$—	$—	$510.3
Royalties	(36.4)	(12.3)	—	—	(48.7)
Earnings from equity accounted subsidiaries	(7.3)	—	—	7.3	—
Revenues	371.4	82.9	—	7.3	461.6

Expenses
Operating	224.4	40.8	0.4	—	265.6
Transportation and marketing	5.9	(0.7)	—	—	5.2
General and administrative	49.9	10.9	—	—	60.8
Depletion, depreciation and amortization	337.4	81.2	—	—	418.6
Exploration and evaluation	23.8	3.7	—	—	27.5
Loss from joint ventures	97.3	—	—	—	97.3
Gains on disposition of assets	20.2	(18.5)	—	—	1.7
Finance costs	135.6	2.5	—	—	138.1
Derivative contracts losses	5.2	—	—	—	5.2
Foreign exchange losses	310.5	—	—	—	310.5
Impairment	1,184.5	71.8	—	—	1,256.3
Loss from continuing operations before income tax	(2,023.3)	(108.8)	(0.4)	7.3	(2,125.2)

Current income tax expense	5.1				5.1
Income tax (recovery) expense	(234.8)	(101.9)	(0.2)	—	(336.9)
Net loss from continuing operations	(1,793.6)	(6.9)	(0.2)	7.3	(1,793.4)

Net loss from discontinued operations	(15.5)	—	—	—	(15.5)
Net loss	$(1,809.1)	$(6.9)	$(0.2)	$7.3	$(1,808.9)

Other comprehensive loss
Loss on designated cash flow hedges, net of tax	(1.4)	—	—	—	(1.4)
Comprehensive loss	$(1,810.5)	$(6.9)	$(0.2)	$7.3	$(1,810.3)

CONDENSED STATEMENT OF CASH FLOWS
For the year ended December 31, 2015

			Non
	Issuer	Guarantor	Guarantor		Consolidated
	HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Cash provided by (used in) operating activities	$183.4	$(218.8)	$—	$—	$(35.4)
Cash proved by (used in) financing activities	452.9	(49.1)	—	49.1	452.9
Cash provided by (used in) investing activities	(636.3)	267.9	—	(49.1)	(417.5)
Change in cash and cash equivalents	—	—	—	—	—
Cash and cash equivalents, beginning of year	—	—	—	—	—
Cash and cash equivalents, end of year	$—	$—	$—	$—	$—

| 43

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENT OF FINANCIAL POSITION
As at December 31, 2014

			Non
	Issuer	Guarantor	Guarantor		Consolidated
	HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Assets
Current assets
Accounts receivable	$78.7	$11.1	$—	$—	$89.8
Prepaid expenses and other	16.5	—	—	—	16.5
Risk management contracts	1.9	—	—	—	1.9
Due from affiliates	412.0	94.2	0.3	(506.5)	—
	$509.1	$105.3	$0.3	$(506.5)	$108.2

Non-current assets
Deferred income tax asset	$441.7	$(59.7)	$0.5	$—	$382.5
Exploration & evaluation assets	51.4	10.7	—	—	62.1
Property, plant and equipment	3,567.8	540.8	1.3	—	4,109.9
Investment in subsidiaries	(15.3)	—	—	15.3	—
Investment in joint ventures	75.8	—	—	—	75.8
Goodwill	353.1	—	—	—	353.1
Total assets	$4,983.6	$597.1	$2.1	$(491.2)	$5,091.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$359.3	$10.6	$0.3	$—	$370.2
Current portion of provisions	37.3	—	—	—	37.3
Risk management contracts	1.2	—	—	—	1.2
Due to affiliates	91.9	409.8	4.8	(506.5)	—
	$489.7	$420.4	$5.1	$(506.5)	408.7
Non-current liabilities
Long-term debt	$1,916.8	$—	$—	$—	$1,916.8
Related party loans	396.5	—	—	—	396.5
Long-term liability	61.5	—	—	—	61.5
Non-current provisions	584.3	189.0	—	—	773.3
Intercompany loan	—	—	0.8	(0.8)	—
Total liabilities	$3,448.8	$609.4	$5.9	$(507.3)	$3,556.8

Shareholder's equity	1,534.8	(12.3)	(3.8)	16.1	1,534.8
Total liabilities and shareholder's equity	$4,983.6	$597.1	$2.1	$(491.2)	$5,091.6

| 44

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENT OF COMPREHENSIVE LOSS
For the year ended December 31, 2014

			Non
	Issuer	Guarantor	Guarantor		Consolidated
	HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Petroleum and natural gas sales	$817.3	$228.7	$—	$—	$1,046.0
Royalties	(114.4)	(35.3)	—	—	(149.7)
Earnings from equity accounted subsidiaries	(6.1)	—	—	6.1	—
Revenues	696.8	193.4	—	6.1	896.3

Expenses
Operating	271.1	58.9	0.5	—	330.5
Transportation and marketing	13.8	3.7	—	—	17.5
General and administrative	51.6	13.2	—	—	64.8
Depletion, depreciation and amortization	342.6	92.6	—	—	435.2
Exploration and evaluation	9.6	0.6	—	—	10.2
Loss from joint ventures	4.7	—	—	—	4.7
Gains on disposition of assets	(29.4)	(18.1)	—	—	(47.5)
Finance costs	90.6	4.7	—	—	95.3
Derivative contracts losses	2.1	—	—	—	2.1
Foreign exchange losses	126.4	—	—	—	126.4
Impairment on property, plant and equipment	252.6	15.0	—	—	267.6
Income (loss) from continuing operations before income tax	(438.9)	22.8	(0.5)	6.1	(410.5)

Income tax (recovery) expense	(353.3)	28.5	(0.1)	—	(324.9)
Net loss from continuing operations	(85.6)	(5.7)	(0.4)	6.1	(85.6)

Net loss from discontinued operations	(354.6)	(298.0)	(0.2)	298.2	(354.6)

Net loss	$(440.2)	$(303.7)	$(0.6)	$304.3	$(440.2)

Other comprehensive income (loss)
Gains on designated cash flow hedges, net of tax	1.3	—	—	—	1.3
Losses on foreign currency translation	—	(9.9)	—	—	(9.9)
Reclassification of cumulative foreign currency translation on disposal of subsidiary	44.1	—	—	—	44.1
Actuarial loss, net of tax	—	(5.7)	—	—	(5.7)
Share of equity accounted comprehensive loss	(15.6)	—	—	15.6	—
Comprehensive loss	$(410.4)	$(319.3)	$(0.6)	$319.9	$(410.4)

CONDENSED STATEMENT OF CASH FLOWS
For the year ended December 31, 2014

			Non
	Issuer	Guarantor	Guarantor		Consolidated
	HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Cash provided by operating activities	$371.0	$110.2	$1.7	$—	$482.9
Cash proved by (used in) financing activities	(41.0)	(135.5)	2.0	112.8	(61.7)
Cash provided by (used in) investing activities	(330.0)	55.2	—	(145.4)	(420.2)
Change in cash and cash equivalents	—	29.9	3.7	(32.6)	1.0
Effect of exchange rate changes on cash	—	(1.0)	—	—	(1.0)
Cash and cash equivalents, beginning of year	—	—	—	—	—
Cash disposed of on sale of Downstream	—	(28.9)	(3.7)	32.6	—
Cash and cash equivalents, end of year	$—	$—	$—	$—	$—

| 45